

13002977



**FORM 6K**

**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

**For the month of May 2013**

000-29880 (Commission File Number)

Virginia Mines Inc. 200-300 St-Paul
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 28, 2013

By:
**Name: Noella Lessard**
**Title: Executive Secretary**

Exhibit 1

**Technical Report and Recommendations – Summer 2012 Exploration Program, Wabamisk Project, Québec**

Prepared by: Francis Chartrand, Geo., Ph.D.; Anne-Marie Beauchamp, B.Eng., Trainee Geologist; and Mathieu Savard, Geo., B.Sc. – Virginia Mines Inc.

8 paper copies

**000-29880**
**Commission File Number**



Form 43-101F1
Technical Report

Technical Report and Recommendations
Summer 2012 Exploration Program
Wabamisk Project, Québec

VIRGINIA MINES INC.

January 2013

Prepared by:

Francis Chartrand, geo, Ph. D.
Anne-Marie Beauchamp, geo in training, B.Sc.
Mathieu Savard, geo, B.Sc.
Virginia Mines

## LIST OF TABLES



## LIST OF PHOTOGRAPHS

Photo 9 : Mineralized zone in trench WB2012TR031 : 4.69 g/t Au over 5.00 m from 0.00 to 5.00 metres from channel R3. Presence of about forty gold grains in quartz vein and in a wacke highly altered in silica, feldspar, sericite and chlorite.

Photo 10 : Axial plane veins N250 that cut the folded bedding (S0). These veins are common in trenches WB2012TR009-020-021.

Photo 11 : WB2012TR009 : Relationship between the folded bedding (S0) and the main schistosity N250. The early quartz veinlets are also folded and follow the bedding.

Photo 12 : General aspect of trench WB2012TR020 covered by 60% of axial plan quartz veins axial plane, extensional veins and subhorizontal veins.

Photo 13 : WB2012TR045 : Overview of the faulted, altered (silica, sericite, feldspar, chlorite) and mineralized main area. Note presence of fragmented gold-bearing veins.

Photo 14 : WB2012TR011 : Mustang vein which has a thickness of 1.5 meters. It is in contact with gabbro (south) and altered wacke (north). The vein has incorporated a fragment of altered wacke that is affected by the main schistosity. Some extensional veins have also developed.

Photo 15 : One (1) centimeter visible gold on the surface of Mustang vein in trench WB2012TR011.

Photo 16 : WB2012TR011 : Strongly altered wacke (silica, feldspar, sericite, chlorite) with a fragmental-banded texture typical of the footwall of the gold-bearing Mustang vein.

Photo 17 : WB2012TR011 : Bedding (S0) dismembered into blocks (blue) which has undergone the same deformation as the veinlets N360 (red). Small fractures in white N230.

Photo 18 : WB2012TR081 : Enlargement of the altered zone (7-8m thick). Strong pervasive alteration banded (silica, feldspar, sericite) with 5-10% of quartz veins. Alteration shows a sinistral shear.

Photo 19 : Mustang vein with its alteration envelope. Sinistral movement.

Photo 20 : WB2012TR015 : Decimetric gold-bearing vein with footwall strongly altered to chlorite, feldspar, sericite. Near the vein, the wacke is altered with a banded-fragmented texture as are the walls of the Mustang vein. The vein is folded into an S. About forty visible gold grains were observed in the channels and one was seen on the surface of the wacke (red circle).

Photo 21 : WB2012TR055 : Sinistral shear zone with 2 detachment planes oriented N250 dipping 78. Quartz veins are oriented N275 to 290.

Photo 22 : WB2012TR072 : Visible gold located in a massive coarse-grained wacke that contains 15-20% pervasive hornblende (WISP). The gold was seen only on the surface of the outcrop.

## LIST OF FIGURES

## LIST OF APPENDICES

# ITEM 1 SUMMARY

The Wabamisk project, situated approximately 290 kilometres north of the town of Matagami in the province of Québec, occurs in the James Bay territory a few kilometres south of the Eastmain River near the evacuator of the Opinaca Reservoir (Figure 1). The Wabamisk property is located in the La Grande Subprovince in the central part of the Superior Province, and more specifically in the Lower Eastmain greenstone belt.

From 2005 to 2009, Virginia Mines discovered several gold showings on the Wabamisk property. Among them, the Isabelle showing, discovered in 2007, remains the most significant showing discovered to date. It returned values of **6.48 g/t Au over 3.0 m, 4.20 g/t Au over 13.61 m** and **316 g/t Au over 1.00 meter** from surface channelling. Best drilling results also came from the Isabelle showing with values **of 46.5 g/t Au over 4.0 metres** from 2010 drilling campaign. Detailed mapping revealed the shear-hosted nature of the gold mineralization, the early timing of the gold mineralization and the identification of (at least) 3 phases of deformation. More recently, field exploration carried out by Virginia in 2010 uncovered several gold showings including **359.6 g/t Au** and **15.6 g/t Au** in grab samples lying in the NE part of the property.

Drilling was undertaken during the winter of 2011 but results were not as expected. Following this the summer 2011 exploration program focused on other gold occurrences that had been previously discovered in the area. A high definition magnetic survey was also completed during the summer of 2011 in order to complete the coverage of the property. Work during the summer of 2011 led to the discovery of a dozen new Au showings located for the most part in two areas: the center-east portion of the project and directly to the northeast of Anatacau Lake. These gold showings are mostly associated with quartz veining and dissemination of arsenopyrite hosted within wacke locally altered. Except for the Ross showing that returned values up to 70 g/t Au and the Boomerang showing that returned values up to 27.7 g/t Au, the other showings found in 2011 usually returned values between 1.0 to 10.0 g/t Au.

Based on the 2011 prospecting results, the area to the NE of Anatacau Lake became the focus for exploration in 2012. In early 2012, a cut line grid of 254 line-km measuring 10.7 x 2.4 km with 73 lines spaced at 100 and 200 m intervals was cut so as to cover the cluster of new gold showings. Stations were marked at 25 m intervals. This grid is known as the Wabamisk grid. The grid was subsequently used to orient a time-domain IP of 171.95 line-km undertaken by Abitibi Géophysique Ltée. The parameters and results of this campaign are described in a separately filed report.

An exploration team was mobilized to the Wabamisk area in early June to begin field work. The field campaign had two major objectives: (1) the mapping and prospection of the Wabamisk grid, and (2) the excavation and channel sampling of trenches and stripped zones to expose and to document mineralization. The summer campaign was terminated on October 8th. Prospecting and mechanical stripping conducted in the summer of 2012 exposed a new, very interesting gold system. This new system is characterized mainly by a field of quartz veins with visible gold in a sequence of folded metawackes. The gold system consists of many generations of veins with variable degrees of deformation emplaced within the folded metasedimentary rocks. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of intense alteration (silica-feldspar) several metres thick which gives the rock a cherty aspect.

These alteration zones are particularly well developed in the core of the system and are associated with some of the better gold values. For example, four channels cut across the mineralized zone in WB2012TR011, which later became known as the Mustang vein, returned values of **9.66 g/t Au over 4 metres, 3.3 g/t Au over 3.5 metres, 1.99 g/t Au over 1 metre and 18.35 g/t Au over 1 metre.** In trench WB2012TR004, located immediately north of WB2012TR011, results included **3.45 g/t Au over 6.95 metres, 2.47 g/t Au over 6.8 metres and 3.09 g/t Au over 1.3 metres.** A few hundreds of metres further east, the vein system also returned encouraging results including **5.47 g/t Au over 4 metres in trench WB2012TR-031 and 4.99 g/t Au over 3 metres in trench WB2012TR-015.**

During the late summer, Virginia focused mechanical stripping, geological mapping and channel sampling on the Mustang gold-bearing quartz vein. The vein was uncovered to the SW almost continuously and its lateral extension is now confirmed over 425 metres. It remains entirely open under the overburden at both ends. As seen at surface, the Mustang vein and its alteration envelope (silica-sericite-biotite) form a slightly sigmoidal structure up to several metres in thickness. The vein is oriented WSW-ENE with a steep dip (75°- 80°) to the north. Many gold grains were found in several locations all along the Mustang Vein. Although sulphides are not generally abundant in the vein, the alteration envelope contains up to 5% disseminated arsenopyrite and a few gold grains locally.

The Mustang Vein was systematically channel sampled along regularly-spaced lines whose location was not biased by the presence of the numerous visible gold grains. The results obtained are thus variable because of the free nature of gold in the Mustang Vein. The best result was **23.28 uncut (11.14 cut) g/t Au over 4.6 metres** in channel R6 of trench WB2012TR045-049. Several other channels also yielded encouraging results with **18.15 g/t Au over 1.7 metres** (R5-WB2012TR011), **8.47 g/t Au over 2.4 metres** (R12-WB2012TR011), **4.46 g/t Au over 2.7 metres** (R7-WB2012TR011), **3.71 g/t Au over 3 metres** (R8-WB2012TR011), **10.15 g/t Au over 0.85 metres** (R2-WB2012TR081), **3.6 g/t Au over 5 metres** (R13-WB2012TR081), **7.65 g/t Au over 1.7 metres** (R15-WB2012TR081) and **3.29 g/t Au over 2 metres** (R16-WB2012TR081).

Mapping and prospecting carried out outside the main stripped zone also led to the discovery of other interesting gold showings in several locations on the Wabamisk grid. Most of these showings consist of centimetre- to decimeter-scale quartz veins locally containing visible gold and hosted within variably silicified and chloritized metawackes with traces of sulphides (arsenopyrite and pyrrhotite). Grab samples collected to characterize these new showings returned values varying between **1.6 and 27.6 g/t Au** while channel samples yielded results ranging from low values to values of up to **6.73 g/t Au over 2 metres**. Virginia Mines also contracted GeoData Solutions to undertake a detailed (25 m line spacing) helicopter-borne magnetic susceptibility survey across the NE end of the property including the Wabamisk grid so as to refine the portrait of the geological structure. The results of this survey are presented in a separately filed report.

With the discovery of this significant new gold-bearing system Virginia Mines will be undertaking a diamond drill program that will initially be focused on the Mustang vein and Main Stripped Zone. The drill program will begin in early 2013.

## ITEM 2 INTRODUCTION

The purpose of this report is to present exploration work and results from the summer 2012 program on the Wabamisk property and to provide recommendations for future work.

The technical data relating to exploration on the property is derived from Virginia Mines' database and from the SIGÉOM database of the *Ministère des Ressources naturelles et de la Faune* which is public information accessible from their website.

This report provides technical geological data relevant to Virginia Mines' Wabamisk property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

Author Francis Chartrand, géo, Ph.D. in geology and one of Virginia Mines' senior project geologists, oversaw the Wabamisk project. He is the qualified person for the Wabamisk project. Mr. Chartrand has been involved in the project since summer 2012. During the period covered by this report, Mr. Chartrand spent 65days on the property and directly supervised field work.

Co-author Anne-Marie Beauchamp has a Bachelor in Geological Engineering. Upon graduation she was employed by Virginia Mines as a geologist-in-training at the beginning of June 2012. She has been involved in the project since 2012. Ms. Beauchamp also supervised the summer exploration program with M. Chartrand and she spent 85 days on the property for the period covered by this report.

Co-author Mathieu Savard has a Bachelor of Science in geology from the Université du Québec à Montréal. He is also a Qualified Person for the Wabamisk project and has been involved in the project since 2011. Mr. Savard spent 31 days in the field directly supervising work on the property for the period covered by this report.

Since the Wabamisk project is at an early stage of exploration, this report does not discuss any legal or environmental problems requiring expertise outside of the company.

## ITEM 3 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

## ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area of Québec, Canada, approximately 30 km to the SW of the Opinaca Reservoir. The property is situated 290 kilometres north of the town of Matagami and 60 km NW of the Cree community of Nemaska (Figure 1). The approximate limits of the property are as follows:

| | |
|---|---|
| Latitude: | 52°00' to 52°20' North |
| Longitude: | 76°26' to 77°00' West |
| NTS: | 33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake) |
| UTM zone: | 18 (NAD27), 363646 E to 402039 E ; 5762436 N to 5801404 N |

As of December 2012 the Wabamisk property consisted of 1073 map-designated claims for a total of 56362.54 hectares (Figure 2). A block of 72 map-designated claims totalling 3787.83 hectares and another block of 69 map-designated claims totalling 3487.77 hectares were added to the Wabamisk property in 2011. The 69-claims block (formerly known as the Lac H property) was 100% acquired from SOQUEM Inc. and Ressources D'Arianne Inc. The obligations that must be met in order to retain the property and the expiration date of the claims are listed in Appendix 1: Claims List.

These claims are 100% held by Virginia Mines Inc. The former 69 claims from Lac H property are subject to royalty, 38 of which are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. The 31 remaining claims are subject to a total 1.5% NSR to SOQUEM and D'Arianne. Half of this royalty (0.75% NSR) is redeemable at any time for $750,000. All other claims on the property are free of any royalty, back-in rights or other encumbrances and there are no known environmental liabilities.

## ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 60 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay highway linking Matagami to Radisson. Two high-voltage (735 kV) power lines run along the eastern edge of the property and a lower-voltage (69 kV) power line crosses the property south of the Eastmain River.

The northern part of the property is accessible by road while the southern part is accessible by air. The camp may be reached by either the paved James Bay highway to kilometre 395, then along 45 km of all-weather gravel road. Alternatively the camp may be reached via the all-season gravel highway that runs north from Chibougamau to Nemaska and north again to the Hydro-Quebec installations along the Eastmain River and beyond to the Opinaca aerodrome. This road links up with the gravel road running east from the James Bay highway. Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake) and also to the Isabelle showing on the southwest shore of Anatacau Lake. The Opinaca aerodrome lies on the property 2 km southwest of the exploration camp.

Topographic relief on the property is typical for the James Bay area of northwestern Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams, and swamps and sparse to medium-density conifer forests. Altitudes range between 190 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from mid-October to mid-May preventing all fieldwork with the exception of drilling and geophysical survey.

## ITEM 6 HISTORY

### 6.1. Property ownership

The Lac H property was the object of an agreement pursuant to which the Company acquired a 100% interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. ("SOQUEM") and D'Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company's share capital (25,000 to SOQUEM and 25,000 to D'Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and D'Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. The claims constituting the Lac H property have been merged with the Wabamisk property owned by the Company immediately west.

### 6.2. Previous work

Table 1 summarises all the work done in the project area to-date.

| |
|---|
| Geological Survey of Canada (1897) |
| - Geological reconnaissance work in the Eastmain River Area (Low, 1897) |
| |
| Dome Mines Ltd (1935-36) |
| - Geological reconnaissance and prospecting work (McCrea, 1936) |
| -Trenching and drilling (Dome A and K gold showings) |
| |
| Geological Survey of Canada (1942) |
| -Easmain preliminary map (Shaw 1942) |
| |
| Geological Survey of Canada (1966) |
| -Systematic regional mapping, Scale 1: 1 000 000 (Eade) |
| |
| Ministère des Richesses Naturelles du Québec (1968) |
| -Geological mapping of NTS sheet 33B/04, 33B/03 and the eastern part of 33C/01 at scale 1:50 000. (Eakins 1968) |

Ministère des Richesses Naturelles du Québec (1978)

-Mapping of the lower Eastmain volcanogenic belt, scale 1 :100 000 (Franconi 1978)

Société de développement de la Baie-James (SDBJ) (1970-1981)

-Evaluation of the mineral potential of the James Bay Region (Vallières, 1988)

-Regional lake-bottom sediment survey

Various companies (1986-1989)

Prospecting, trenching and drilling performed by various companies.

Virginia Gold Mines(1996)

-Reconnaissance work

Ministère des Ressources Naturelles du Québec (1999)

-Geological mapping of NTS sheets 33C/01, 33C/02, 33C/07 and 33C/08, scale 1:50 000 (Moukhsil 2000)

Cambior (2005-2006)

-Prospecting, mapping, EM-Mag Survey, Lake-bottom sediment survey, till sampling survey (Caron 2006 & 2007)

Ministère des Ressources Naturelles du Québec (2010-2011)

-Airborne Magnetic survey (D'Amours, 2011)

Virginia Gold Mines (2005)

-Prospecting (Frappier-Rivard et al, 2005)

Virginia Mines (2006)

-Prospecting, geochemical survey (Cayer et al, 2007)

-Airborne Magnetic survey (997 linear km)

-Airborne Radiometric survey (K,U,Th) (550km)

Virginia Mines (2007)

-Prospecting, mapping, trenching and channelling

-Ground Magnetic (54 km) and IP survey (46km) (Tshimbalanga, 2008a & b)

Virginia Mines (2008)

-Drilling (240 meters)

-Prospecting and channeling

| Virginia Mines (2009) |
| --- |
| -Trenching, channeling and prospecting |
| |
| Virginia Mines (2010) |
| -Drilling (4214 meters) (Poitras, 2011) |
| -Ground Magnetic survey (138km) |
| -IP survey (108 km) |
| -Prospecting, trenching and channelling |
| -Till survey (52 samples) |
| |
| Virginia Mines (2011) |
| - Prospecting (1236 grab samples were collected and 1156 outcrops described) |
| - Trenching, channeling and mapping (19 trenches covering 156.60 square meters) |
| - High-definition magnetic airborne survey (1835 linear kilometers) |
| - Till survey (52 samples) |
| - SGH (Soil Gas Hydrocarbon) survey on Isabelle showing (511 samples) |
| - Humus survey on Isabelle showing (511 samples) |

**Table 1: Summary of previous work in the Wabamisk project area**

## ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

### 7.1. Regional Geology

The Wabamisk project is located in the James Bay region, which lies in the central Superior Province. Four geological subprovinces of Archean age are present from north to south: the La Grande, Opinaca, Nemiscau, and Opatica. These sub-provinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the La Grande subprovince (Figure 3).

The La Grande subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca subprovince to the west, forming a large crescent. However, contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneiss. No ductile faults are reported along the contact zone. The La Grande subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Wabamisk property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km, is 10 to 70 km wide, and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesite.

The Anatacau-Pivert Formation, which occurs in the project area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesite, rhyolite and tuffs. The entire assemblage is overlain by sedimentary rocks including siltslates, mudslates, wackes and conglomerates. Volcanic activity in this cycle was accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are intercalated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Two periods of sedimentation occurred after these volcanic cycles, and were accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

The next lithologies to be formed were rocks of the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma). These rocks were composed of wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. This formation is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca subprovince.

Tonalitic to granodioritic plutons are grouped into three categories, synvolcanic, syntectonic, or post- to late-tectonic. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB outlined three phases of deformation. The first (D1) is characterized by an E-W-trending schistosity ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity which is broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions and is less penetrative and thus not as obvious on a regional scale. It is mostly visible in metasedimentary rocks in the form of a

WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks on the Wabamisk property is generally the amphibolite facies and the greenschist facies.

**7.2. Local Geology**

Mapping conducted from 2006 to 2012 greatly improved the understanding of the various mineral occurrences observed on the Wabamisk property. New outcrops allowed Virginia geologists to refine the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

The core of the Aupiskach tonalitic intrusive from the south part of the project area northward was not mapped. Only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas were observed less than 100 metres from the edge of the intrusive body.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled Virginia geologist to identify abundant mafic lavas and gabbro having various amounts of felsic lavas, as well as iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneiss and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes. The Kapiwak pluton was observed in rocks of the Auclair Formation in the western part of the property. In general mapping by Virginia geologists did not continue into these plutonic bodies.

The Wabamisk Formation is at the north contact with the Auclair Formation. This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary rocks ranging from conglomerate to arkose. New outcrops found during previous Virginia campaigns have enabled geologists to refine several lithological contacts defined by the MRNQ mapping, and sedimentary units are probably more important than previously reported. The metamorphic grade of the formation is generally mid- to upper-amphibolite with local occurrence of upper greenschist facies.

The Kawachusi pluton is present at the north contact of the Wabamisk Formation and it marks the northern limit of the property.

### 7.3. Property geology

The geology of the property has been reinterpreted due to the high definition magnetic airborne survey. The new map is found at Figure 3.

The Main Stripped zone of the Wabamisk property consists of gold-bearing quartz veins accompanied by locally intense alteration that precipitated quartz, sericite, feldspar, chlorite and biotite. Gold occurs mostly in the veins but also in the altered host-rocks which consist predominantly of wacke and greatly subordinate arenite. Veins and host-rocks are strongly deformed and show evidence of N-S shortening accompanied by transposition. This deformation gives rise to folded veins (shortening) and/or boudinage along transposition plans. Not all veins have undergone the same degree of deformation. Some early veins are strongly dismembered, whereas later veins show little evidence of deformation. This feature suggests that on the whole vein formation is synchronous with deformation.

Elsewhere on the property polymictic conglomerates occur at the edge of the interpreted sedimentary basin and mudrocks occur closer to the center of the basin. The conglomerates are of different composition as defined by the type of dominant fragment. The fragments may be dominated by volcanic rocks or intrusive rocks such as diorite and tonalite, while other have from 5 to 10% rounded fragments of quartz veins or iron oxides. Sandstone beds are locally present and serve as marker horizons for the assessment of movement along faults. Numerous reactivation surfaces favor the presence of a fluvial environment. Siltstone facies were observed approximately 6.5 km to the west which is still within the basin. The lithologies present suggest a change from proximal to distal facies towards the basin center. Open folds are present and are usually asymmetric.

Different vein types have been observed in the Main Stripped zone:

1) Parallel-folded veins
   These veins (5-100 cm) develop at low angle with the bedding (S0). It is possible that these veins developed along stress fractures during the initiation of N-S compression, while the S0 was itself in N-S extension. Although the axial trace of the fold is generally N250-260 which is in the plane of the main schistosity, the envelope of the veins frequently shows linear extension at ~ N020. A fundamental characteristic of these veins is that they express a significant shortening in a N-S axis (from 100% to 300% reduction). The occurrence of deformation affecting the veins indicates that the veins were generated at an early stage of the deformation history.

2) Planar, boudinaged and dismembered veins
   These veins are found at different scales ranging from less than a meter to tens of meters. These veins are often closely related to the first type and they are coplanar with the main schistosity (~ N250). In many places, the straight veins are axial plane vein, and often intersect open folds of the bedding. These veins developed in a brittle-ductile regime are often associated with faults.

A conjugated NE-NW vein system is secant to the main cleavage. Although these veins are generally straight they locally show small parasitic "S" and "Z" folds. If this system is the contemporary mineralization event / strain, which would indicate NS compression, the NW system should be associated with "Z" folds and the NE system should be associated with "S" folds. Some of the vein networks or stockworks developed as a fine mesh-like grid suggesting that they are undeformed and most likely formed late. These veins are found at the periphery of the mineralized and altered zones, occurring locally as amoeboid-shaped or rectilinear areas. Subhorizontal veins are observed as well, where they may be planar or affected by folding. Faults are found at all scales. It is often difficult to recognize one or more principal structures for more than a few hundred meters due to the fact that the fracture pattern is very heterogeneous consisting of fine fractures without much expression in wide protomylonitic corridors.

A structural study was undertaken by Vital Pearson, Principal Research geologist at Virginia Mines, to characterize the veins. The vein system at Wabamisk can be subdivided into various fracture families, which together define a ductile-brittle type Riedel. The general transport plane (C) is oriented at 250-255/75° and contains many veins and fractures at 10°-15 ° which represent the secondary transport planes R and P. Two other conjugate vein systems occur at relatively early high angles to the general transport plane. Both vein system conjugates (345/70 and 165/70°) correspond to tension veins that underwent various stages of folding. The Main Stripped zone at Wabamisk, corresponding to a topographic high, potentially represents a site where stress was diffused over a wider area where the deformation is no longer focused along a major slip plane (i.e. the Mustang vein), but rather a large fracture envelope or a zone where there was an increase of the surface reaction between the rock and the fluid as suggested by the presence of alteration zones in the host rock. Stretching lineations and fold axes are sub-vertical with stretching ratios greater than 1:5. This suggests a good potential for vertical continuity of mineralization.

### 7.4 Mineralization

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil and *al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB, and include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic showings (Cu, Zn, Ag, Au), and magmatic showings such as porphyry-mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits Au, As, Sb) related to D1 and D2 phases of deformation. This category also includes gold deposits associated with oxide- or silicate-facies iron formation (Au, As). Finally, the few post-tectonic occurrences present correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Wabamisk property. Pyrrhotite and arsenopyrite are the most common sulphide minerals, followed by pyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations, replacements and occasionally as thin mm- to cm-scale veins and veinlets.

In iron formation, pyrrhotite is the dominant iron sulphide (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Disseminated arsenopyrite (<10%) occurs mostly in metasedimentary rock in the north-central part of the property. Very high arsenopyrite percentages are occasionally observed in mafic lavas and tuffs associated with QFP dykes and quartz-tourmaline veins. Most gold anomalies are associated with mafic lavas or metasedimentary units that have been cross-cut by quartz veins and veinlets.

The Isabelle showing, discovered by Virginia Mines in 2007, consists of a series of parallel, steeply-dipping, N-S striking laminated fault-fill quartz veins in a fine- to coarse-grained greywacke. The gold-bearing veins are contained in an envelope that is 10-20 m thick that has been exposed at surface over a strike length of 80 m (Poitras, 2010). Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization. Visible gold is common. The greywacke is cross-cut by syn-deformation and syn-mineralization feldspar porphyry dykes up to 4 m thick. Some of the best gold grades occur in quartz veins cross-cutting the feldspar porphyry. The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the east. Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault. This faulting event has also created folds with horizontal fold hinges. The veins were subsequently folded to create tight folds with vertical fold hinges. These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks (Poitras, 2010). Moderate to weak biotite alteration is observed in the wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hanging wall of the steeply east-dipping zone.

The Main Stripped Zone at Wabamisk is the most significant mineralization zone discovered during the summer of 2012 by Virginia Mines since acquiring the Wabamisk claims. Visible gold in quartz veins and in altered wacke was identified over a lateral distance of 850 metres (from WB2012TR021 to WB2012TR006) within this system, which remains open towards the east and west. The gold mineralization consists of several generations of veins with variable degrees of deformation that occur within folded metasedimentary rocks. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of intense alteration several centimetres to several metres wide composed of quartz-feldspar-sericite-chlorite. This alteration assemblage confers a bleached and locally banded and fragmented texture to the greywacke. The mineralization is strongly controlled and formed in ductile to brittle structures such as faults, shear zones, foliated zones, fractures, stockwork, networks, breccias and fold hinges. Pyrrhotite is the dominant sulphide phase followed by arsenopyrite and pyrite. Locally, traces of chalcopyrite were found. Very little sulphide mineralization is present in the quartz veins (<3%). Disseminated mineralization up to 15% occurs mainly in vein walls and pervasively in the wacke. Generally speaking, pyrrhotite occurs as fine millimetre-scale stringers parallel to the main schistosity. Arsenopyrite is localized mainly in the walls of gold-bearing veins, but trace to 10% arsenopyrite locally occurs as disseminated grains along the main schistosity. It is usually found as hypidiomorphic to idiomorphic crystals greater than 0.3 mm in diameter. Pressure shadows created by these grains are filled by pyrrhotite. When mineralization is found in quartz veins, it often forms clusters. Disseminated mineralization occurs in different modes including replacements and in breccia, stockwork, clusters, veins and veinlets.

Gold occurs as isolated to clustered grains and more rarely as veinlets up to a few millimetres long. It is found in quartz veins at the contact between chloritized patches and the vein itself. In some cases, gold is directly associated with arsenopyrite, either enclosed in the grains of sulphide or surrounding them. In the Mustang vein, gold grains locally form groups of between 5 to 30 grains in the main schistosity plane and parallel to the chlorite-sericite laminae in the quartz vein.



Photo 1: WB2012TR045-R6, between 2.8 and 4 m : Visible gold in a 1 meter thick quartz vein surrounding arsenopyrite..



Photo 2: Several gold grains visible on the weathered surface of the Mustang vein on trench WB2012TR011.



Photo 3: WB2012TR011-R2 at 1.8 meters: 5% pervasive hypidiomorphic arsenopyrite with 2% pyrrhotite and pyrite millimetric stingers in the footwall of the Mustang vein.



Photo 4: WB2012TR011-R9 located between 0 and 1.70 meters: Pressure shadows created by the granular grains of arsenopyrite (3%) are occupied by pyrrhotite stringers (4%).

## ITEM 8 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, during the exploration program particular attention was paid to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in greywacke. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces. It is important to bear in mind that in orogenic systems, there may be coexistence of sterile veins and auriferous veins. Thus sampling all the veins is essential.

Cu-Au porphyry deposits are the secondary deposit type being investigated on the Wabamisk property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones. For both types of deposit exploration by Virginia Mines is heavily dependent on foot traverses, grab and boulder sampling and outcrop descriptions. Once a gold showing has been identified exploration then proceeds with mechanical striping, channel sampling, detailed mapping and drilling.

## ITEM 9 EXPLORATION

The summer 2012 exploration mainly consisted in prospecting the new Wabamisk grid, trenching and channelling. Doing so, more than 1150 man-days were spent on the project from June through October 2012. Exploration work was realized by geologists Francis Chartrand and Mathieu Savard, by trainee geologists Anne-Marie Beauchamp, Julien Avard, Rose-Anne Bouchard and Tonny Girard, by geology students Lou Millot, Jean-François Dupuis, Audrey Roussel Lallier, Guillaume Tremblay, Émilie Gosselin and Mathieu Labarre. Paul-Émile Poirier, Julien-Vézina Tremblay, David de Champlain and Catherine Tétreault were the field technicians. All that personnel was employed by Virginia. Supervision of the project was assumed by Francis Chartrand, Mathieu Savard and Anne-Marie Beauchamp. The cooks Catherine Provost, Catherine Tétreault, Marie-Pier Savard and Jason Saint-Amant were also provided by Virginia. Helicopter support was provided by Wapchiwem from Radisson. Finally, the excavator used to dig the trenches was provided by Felco Excavation from St-Félicien.

During the prospecting phase, a total of 650 grab samples were collected and 442 outcrops described. The most significant values obtained by prospecting are presented in table 2. A high definition magnetic airborne survey covering 4600 linear kilometers was also undertaken during the summer over the Wabamisk grid. This survey has been filed with the MRNQ as a separate report. A total of 89 trenches, 27 of which have been restored, were excavated during the summer. These trenches cover an area of 2220.48 m$^2$. 2284 channel samples were collected from these trenches. In the Main Stripped zone, 38 trenches were mapped at a scale of 1:100 by 5 geologists-in-training. Trench location and channel parameters are presented in table 3 and table 4 while most significant values obtained by channelling from the Mustang vein are presented in table 5. Significant results obtained from other trenches are presented in table 6.

A few days prospecting was also done by helicopter in the NW part of the property near the Eastmain River as well as in the southern part of the property where a Bi-Ag-bearing granitic pegmatite showing occurs.

A till survey was also planned for the summer. However no suitable samples were found in the designated sites.

### 9.1 Prospecting

Prospecting was done along and between the lines of Wabamisk grid (Figure 8). Eighteen grab samples from outcrops returned gold values above 0.25 g/t. A short sample description of these samples is found in table 2.

| Sample | Outcrop | UtmE Nad27, zone 18 | UtmN Nad27, zone 18 | Sample Description | Minera-lization | Au ppm | Ag ppm | As ppm | Co ppm | Cu ppm |
|---|---|---|---|---|---|---|---|---|---|---|
| 281011 | WB2012AMB-008 | 392641 | 5781100 | 3 cm quartz vein, rusty footwall | 2% AS | 35,1 | 25,2 | 741 | 5 | 5 |
| 281272 | WB2012JFD-020 | 392347 | 5780927 | Folded quartz vein | | 24,9 | 3,6 | 91 | 1 | 0,5 |
| 281464 | WB2012ARL-049 | 396544 | 5782153 | Quartz vein | 7% AS | 13,75 | 1,7 | 10001 | 62 | 12 |

| Sample | Outcrop | UtmE Nad27, zone 18 | UtmN Nad27, zone 18 | Sample Description | Minera-lization | Au ppm | Ag ppm | As ppm | Co ppm | Cu ppm |
|---|---|---|---|---|---|---|---|---|---|---|
| 281116 | WB2012LM-006 | 392135 | 5780457 | Centimetric quartz vein | | 5,02 | 7 | 4 | 1 | 6 |
| 281463 | WB2012ARL-049 | 396544 | 5782153 | 5cm folded and hematised quartz vein | 7% AS | 3,12 | 0,1 | 27 | 1 | 7 |
| 281071 | WB2012ARL-020 | 392248 | 5779758 | Quartz vein | | 2,61 | 0,1 | 3 | 0,5 | 2 |
| 281562 | WB2012LM-031 | 393461 | 5781143 | Rusty wacke with PO-PY stringers | 2% PO-PY | 1,615 | 0,4 | 1575 | 20 | 91 |
| 281092 | WB2012ARL-039 | 393239 | 5781009 | 2cm quartz vein | 2% PO | 1,315 | 0,1 | 41 | 21 | 62 |
| 281606 | WB2012AMB-048 | 392683 | 5781674 | Wacke with a schistosity, rusty footwall | 1% PO | 0,995 | 0,3 | 98 | 45 | 37 |
| 281176 | WB2012JFD-181 | 388399 | 5779863 | Network of flat quartz veins | | 0,977 | 0,1 | 5 | 2 | 13 |
| 281349 | WB2012ARL-087 | 389311 | 5779847 | Quartz vein hematised and rusty | | 0,717 | 0,1 | 2 | 3 | 25 |
| 281031 | WB2012AMB-021 | 392630 | 5781697 | Quartz vein | | 0,636 | 0,1 | 3 | 3 | 11 |
| 281091 | WB2012ARL-038 | 393165 | 5781043 | Quartz vein hematised with biotite and sericite. | | 0,634 | 0,1 | 593 | 3 | 28 |
| 281025 | WB2012AMB-017 | 392511 | 5781633 | Wacke with a schistosity rich in micas | 2% AS | 0,532 | 0,4 | 10001 | 61 | 79 |
| 281010 | WB2012AMB-007 | 392665 | 5781102 | Wacke | 2% AS | 0,512 | 0,1 | 202 | 33 | 64 |
| 281026 | WB2012AMB-017 | 392511 | 5781633 | 5 cm quartz vein | 2% AS | 0,428 | 0,1 | 936 | 2 | 6 |
| 281008 | WB2012AMB-011 | 392757 | 5781029 | Quartz vein | | 0,367 | 0,1 | 92 | 4 | 23 |
| 281002 | WB2012AMB-004 | 392431 | 5781624 | Metric quartz vein | 2% PY, 1% AS | 0,259 | 0,1 | 1180 | 4 | 12 |

**Table 2: Significant results obtained from grab samples of 2012 exploration program on Wabamisk project**

## 9.2 Trenching and Channeling

A total of 89 mechanical trenches were excavated during the summer 2012 exploration program. Table 3 summarizes the trench characteristics and Figures 4 to 7 illustrate their location. The channels are summarized in Table 4 while Table 5 shows significant results obtained from the channels performed within the trenches. All the channels parameters and descriptions are listed in Appendix 3 and 6.

The stripping work led to the discovery of several important gold showings. A map of the Main Stripped area showing the trace of the Mustang vein and all values above 0.5 g/t Au is found in Figure 5. These trenches are described below.

Geological mapping at a scale of 1:100 of 38 stripped areas in the Main Stripped Zone of the Wabamisk grid revealed the presence of several major lithologic contacts. This detailed mapping was completed by five trainee geologists employed by Mines Virginia and under the supervision of Mathieu Savard, Geo. and Francis Chartrand, Geo., Ph.D., also employees of Mines Virginia. Anne-Marie Beauchamp coordinated the work and mapped 16 trenches (WB2012TR001, -002, -003, -004, -005, -007, -009, -011, -015, -020, -021, -024, -031, -055, -081, and -083), Rose-Anne Bouchard mapped 12 trenches (WB2012TR006, -008, -016, -025, -026, -027, -044, -047, -048, -064, -065, and -079), Julien Avard completed 4 maps (WB2012TR030, -041, -056, and -057), Jérôme Lavoie finished 3 maps (WB2012TR045, -046, and -050) and Tonny Girard also completed 3 maps (WB2012TR028, -080, and -082). To make the maps, a N-S grid of reference points spaced at 2 m intervals was painted on the stripped outcrop using a Brunton pocket transit and a metric chain. The start point of each sampling channel was recorded using a high-precision GPS, while the outcrop contours and geological features and measurements were positioned by hand with respect to the grid points. Note that the other stripped areas on the Wabamisk grid were not mapped due to lack of time. Only the sample positions were recorded.

**Main Stripped Zone: Discovery sector**

There are 4 stripped areas in the discovery sector. WB2012TR001 was undertaken initially to expose the outcrop where several gold-bearing grab samples were discovered in 2011. Trenches WB2012TR028, -041 and -057 were completed to see if the mineralization exposed in WB2012TR001 continued to the east end west. The mineralization does indeed occur at surface outside WB2012TR001, but it is less important in terms of extent and grade.

WB2012TR001

This trench exposes a mineralized zone containing disseminated arsenopyrite (2-5%) and pyrrhotite (2-5%) that is characterized by the presence of quartz veining and strong pervasive alteration (Photo 5). The alteration assemblage consists mostly of quartz and sericite with lesser biotite, phlogopite, chlorite, epidote and calcite. The alteration and the mineralization are hosted by a fine- to medium-grained wacke with locally present decimetre-thick sandstone beds. The mineralized zone seems to form an S-shaped fold that is elongated along the main foliation plane oriented 265°/85°. However, it could also represent an early alteration zone that could have been transposed along the main foliation. Bedding (S0) is approximately oriented at 205°/87°. Several generations of quartz veins are present in the stripped zone, two of which appear to be more dominant. The first one is related to bedding while the second appears to be associated with principal schistosity (SP). Channel samples from WB2012TR-001 yielded several interesting gold values including **3.59 g/t Au over 3.00 metres** from 21.00 to 24.00 m from a non-altered zone in channel R1, **5.08 g/t Au over 4.20 metres** from 0.90 to 5.10 m from mineralized zone in channel R3 and **2.42 g/t Au g/t Au over 4.00 metres** from 18.00 to 22.00 m from mineralized zone in channel R4. The gold mineralization is present across the trench although it averages only 1-2 metres in thickness.



Photo 5: WB2012TR001: Central part of the mineralized zone. Looking east.

WB2012TR028

This area was stripped to determine whether the mineralization present in WB2012TR001 continued to the west. A folded schistose structural corridor that is locally fractured and altered to quartz, sericite, chlorite and tourmaline occurs on strike with the western limit of mineralization in –TR001. This corridor contains centimetre- to metre-scale deformed quartz vein fragments showing replacement and breccia textures. Intense tourmalinization affects the vein fragments and surrounding wacke (Photo 6). Folding of bedding and the quartz vein fragments is evident in the eastern part of the corridor. The axial plane is oriented at 235-240, while SP is oriented at 250-260 with undulations from 215 to 280. The structural corridor contains up to 5% disseminated hypidiomorphic to idiomorphic arsenopyrite, up to 3% pyrrhotite and pyrite, and traces of chalcopyrite. The iron sulphide occurs as fine masses and stringers along SP planes. The corridor is in sharp contact to the south with a brittle fault oriented at 250. To the north and south of the corridor, the altered wacke is bounded by a medium-grained massive and bleached wacke with an alteration assemblage characterized by the presence of hornblende, feldspar and chlorite termed WISP alteration by Mines Virginia personnel. The sulphide percentage in the WISP zones varies from null to 2% pyrrhotite, pyrite and rarely arsenopyrite. Only one of the five sampling channels, WB2012TR028-R4, returned a significant gold intersection of **3.02 g/t Au over 2.00 m** from 0.00-2.00 m.


2012/09/27

Photo 6 : Breccia replacing quartz vein by tourmaline.

WB2012TR041

This zone was stripped to test for the extension of mineralization towards the east of WB2012TR001, and in fact mineralization was uncovered in the north-central part of the trench in a narrow, 0.1-0.7 m zone composed of a quartz vein and altered wall rock. This rusty quartz vein averages 15 cm in thickness, is folded and is oriented at 233/87, the same orientation as the SP. A 0.3 mm gold grain was observed in grab sample 1, which returned **2.99 g/t Au** (see below), taken at the contact of the vein and its silicified, sericitized and intensely chloritized wall rock. The alteration zone also contains up to 3% sulphide composed of arsenopyrite and pyrrhotite and traces of pyrite and chalcopyrite occurring as disseminated grains and fine masses. The vein is hosted by a homogeneous, fine-grained, slightly schistose wacke whose bedding, for the most part, is deformed and micro-folded. The bedding planes near the schistose wacke are transposed. The prevalent lithology in the trench consists of a heterogeneous wacke enclosing horizons of sandstone and arenite. Massive, possibly metasomatized or metamorphosed wacke with up to 20% granular hornblende-feldspar ± chlorite occurs to the north and south. The highest gold grade came from a 1-m-long grab sample which returned **2.99 g/t Au,** while a 1-m-long sample from channel R1 returned **0.8 g/t from 5.00-6.00 m**. No other significant gold results were returned from this stripped zone.

WB2012TR057

Since no significant gold zone was uncovered in WB2012TR041, WB2012TR057 was excavated 20 m to the north. However, no mineralized zone was discovered. Instead, the main lithology is composed of weakly schistose wacke with up to 20% WISP alteration assemblage that forms distinct bands to pervasive diffuse zones. Fine- to medium-grained sandstone forms 5% of the rock, while mm- to dm-scale quartz veins and veinlets with hornblende-rich margins form less than 5%. Bedding is oriented at 268/90 and SP at 237/87. Neither of the two sampling channels returned significant results.

**Main Stripped Zone: Sand Pit Sector**

The Sand Pit Sector comprises 6 stripped areas situated within the heart of the Main Stripped Zone. The excavations are more-or-less aligned in an east-west direction and are spaced 10 to 75 m apart. This sector is characterized by the presence of 1 to 3 metre-scale mineralized zones that are possibly interconnected. Although these zones appear to follow SP, they also occur at an angle to the bedding. Because most of the rock in outcrop and in the stripped zones occurs in a shallow topographic depression in this sector, they have been highly polished during glacial movement rendering the observation of rock texture and structure difficult.

WB2012TR080
The stripped zone exposes whitish-coloured massive wacke with WISP and traces of calcite. This lithology also contains trace to 2% pyrrhotite that forms stringers within SP planes, in addition to grains of arsenopyrite and pyrite locally. Two diabase dykes oriented at 130 and 165 occur to the west of the trench. All of the wacke in this stripped zone has been bleached during the process of silicification and albitisation which increased in intensity towards the south. A silicified and albitized zone exhibiting better-developed schistosity and hosting a folded quartz vein with several visible gold grains occurs in the centre of the trench. In fact, more than 10 gold grains up to 1 millimetre in size were observed not only in the quartz vein but also up to 2 cm from the vein in the chloritized wall rock. The quartz vein is centimetres to several decimetres thick, is folded and is oriented from 335 to 360. Fold axes were measured at 235/75, 072/77 and 240/72, while SP varies from 220-260/78. Two significant gold-bearing intervals were reported from WB2012TR080, **13.45 g/t Au over 0.5 m** from grab 1 and **21.30 g/t Au over 1.1 m** from channel R1 (11.0-12.1 m). Note that the latter intersection cuts across the nose of a folded vein as it is possible to see on Photo 7. The true thickness of the vein is approximately 0.25 m. This interval is also richer in sulphide with up to 3% pyrrhotite in fine stringers and lenticles, 1% lenticular pyrite masses associated with the pyrrhotite and 1% idiomorphic disseminated arsenopyrite.


2012/09/24

Photo 7 : WB2012TR080 : Stubby gold-bearing vein oriented E-W, suggesting that the vein would have formed in the nose of a parasitic fold.

WB2012TR050
The main rock type exposed in this trench consists of silicified wacke enclosing 3% quartz (± calcite) veins having 1- to 20-cm-wide chloritized selvages containing minor quantities of disseminated pyrite, pyrrhotite and arsenopyrite. Locally fine stringers of these sulphides are found parallel to SP at 250/75. The wacke also hosts up to 15% hornblende-feldspar-chlorite alteration that form diffuse bands several centimetres thick. A 1 m thick mineralized zone oriented at 230 is present in the southern part of the trench. The zone consists of a structural corridor injected with quartz veins. This structure also contains 2% pyrrhotite and 1% arsenopyrite that form stringers parallel to SP and 1% each of granular chalcopyrite and pyrite. Most of these sulphides occur in the first 15 cm of wall rock next to the vein, and diminishes gradually further away. One 0.5 mm grain of gold was observed in the vein, and the corresponding channel sample from WB2012TR050-R3 returned **5.65 g/t Au over 0.75 m** from 5.95-6.70 m.

WB2012TR002
Two major faults oriented at 220-240 transect the stripped zone dividing it into 3 structural domains. To the north of the northern fault, the wacke is unaltered and relatively massive. Bedding varies from 300-310, becoming entrained into the fault near this structure. The SP is well-developed in the central part of the trench between the two faults, and the bedding is transposed becoming subparallel to SP at 257/80. Decimetre-scale faulted and transposed beds

of sandstone are also observed in the stripped zone, and all movement between the blocks of sandstone are sinistral. A metre-thick mineralized zone, composed mainly of folded decimetre-scale quartz veins in altered wacke, is spatially associated with each fault. The north mineralized zone is 2 m thick and is composed of a wacke strongly altered to quartz, sericite, feldspar and chlorite. The southern zone attains 4.1 m in thickness and contains up to 5% idiomorphic arsenopyrite and 2% pyrrhotite that forms stringers parallel to SP. Two mineralized intervals returned significant values from channel **WB2012TR002-R1: 3.51 g/t Au over 0.90 metres** from 5.00 to 5.90 metres and **1.80 g/t Au over 4.10 metres** from 8.80 to 12.90 metres. Also, a value of 4**.09 g/t Au over 2.20 m** from 2.80 to 5.00 metres was reported from WB2012TR002-R2.

WB2012TR056
Although the rock exposed in this stripped zone was glacially polished rendering its geology difficult to make out, it can still be seen that the dominant lithology is a homogeneous medium- to dark-grey wacke with locally graded sandstone beds (2%) and up to 5% quartz veins. Bedding is picked out by the presence of mm- to cm-thick folded siltstone layers. The SP is oriented 245-265/85. In the north part of the trench the wacke is more massive and is composed of 15% pervasive WISP alteration (hornblende-feldspar-chlorite) with or without garnet porphyroblasts. Three mineralized zones composed of cm-dm-scale quartz veins and their altered and mineralized wall rocks are present in this trench. The north zone, with a thickness of 0.7 m, is associated with a 0.5 m wide quartz vein with chloritized selvages hosting 1% disseminated arsenopyrite and 1% pyrrhotite stringers and replacements. Grab sample G1 returned **2.24 g/t Au over 1.00 m.** The rusty weathering central zone is associated with a quartz vein cutting wacke that is pervasively altered to an assemblage of quartz-sericite-chlorite. This zone also contains 1% disseminated granular arsenopyrite and 2% disseminated pyrrhotite stringers. Grab G3 from this zone gave **1.36 g/t Au over 0.4 m.** The 3.5 m thick mineralized zone in the south part of the trench appears to be related to a fold hinge as defined by bedding planes. Values of **1.13 g/t Au over 3.00 m** from 21 to 24 metres in WB2012TR056-R1, and **1.24 g/t Au over 2.00 m** from 0 to 2.00 metres in WB2012TR056-R2, were reported from this zone.

WB2012TR003
The rock in this zone is also highly polished. It appears that the two mineralized zones present in WB2012TR002 and -056 are connected with the two mineralized zones exposed in -003. These rusty-weathering zones, varying in thickness from 1-3 m, are characterized by the presence of quartz veining and a strong pervasive silica, phlogopite and chlorite alteration. Arsenopyrite and pyrrhotite (5-10%) constitute the mineralization in the trench. Chlorite banding and phlogopite veinlets are among the features observed within the mineralized zone of this outcrop. Replacement and breccia textures were also observed. Best values from this stripped zone include : **11.45 g/t Au over 1.00 m** from 1 to 2 metres in channel R4, 3**.36 g/t Au over 1.55 m** from 2.85 to 4.40 metres in R1 and **1.40 g/t Au over 4.70 m** from 7.5 to 12.2 metres in R3.

WB2012TR030
Most of this highly polished stripped zone is underlain by unaltered to weakly-altered homogeneous wacke with a few thin beds of siltstone and sandstone. Bedding is oriented at 245-275/80 and intersects the mineralized zones at high angles. A massive horizon of wacke containing diffuse lenses and local beds of WISP alteration assemblage occurs in the south part

of the trench. Two mineralized zones, essentially composed of a network of irregular quartz veins (Photo 8) accompanied by pervasive silicification, biotitization and sericitization in the wall rock of the veins, have been identified. These zones consist of up to 3% fine pyrrhotite stringers parallel to SP, up to 2% hypidiomorphic to idiomorphic arsenopyrite and traces of pyrite. The pyrrhotite often occurs in the pressure shadows of the coarser-grained arsenopyrite crystals. Eight gold grains were observed during channel sample description. Three grains, the largest of which was 2.0 x 0.3 mm, occur in a 4.5 mm grain of arsenopyrite. A hair-like gold-filled fracture in the arsenopyrite grain was also seen. However, the corresponding sample only returned low values of gold, probably due to the nugget effect. The highest value of **2.25 g/t Au over 1.00 m** from 19.00 to 20.00 metres occurred in channel R3. Several quartz veins were observed within this trench but none yielded significant gold values.



Photo 8 : Diffuse and rusty aspect of the vein system in a dark homogenous wacke in trenches WB2012TR030 and -003.

WB2012TR031

Three different wackes comprise this stripped zone. Heterogeneous wacke, exhibiting several veins and veinlets of quartz (5-10%), 25-30% fragmented beds of medium-grained wacke, coarse-grained wacke with quartz and plagioclase phenocrysts, sandstone and a horizon of metasomatic or metamorphic hornblende-feldspar-garnet+/- chlorite, occurs to the north. Homogeneous wacke having almost no fragments, in which the SP and the gold mineralization is best developed, occurs in the centre. Massive, coarse-grained wacke containing 5% quartz veins and up to 50% pervasive and late fracture-associated WISP occurs in the southern part of the trench. Two arsenopyrite-bearing mineralized zones are found in this stripped zone. A 1-m-thick zone, comprising 20% quartz veins with chlorite- and sericite-bearing margins, occurs just to the north. Mineralization in this zone is composed of lenticles of pyrrhotite and pyrite in the veins and wall rock as well as in stringers within the SP planes. Arsenopyrite in trace quantities is also present. The second zone visible on Photo 9, up to 5 m in thickness, is intensely and pervasively altered to quartz, sericite and chlorite. The mineralization contained within is composed of (a) 2-3% arsenopyrite forming coarser-grained disseminated crystals and locally stringers and (b) 2-3% pyrite and pyrrhotite that often occurs in the pressure shadows of the coarser arsenopyrite as well as in lenticles. Chalcopyrite occurs in traces. Approximately 40 grains of gold were observed in channel R3 from 1.80-2.50 m. Several generations of quartz vein occur in the trench as follows: (1) early, mm- to cm-scale veins parallel to bedding often found at the contact of wacke and a heterogeneous fragment, (2) highly folded veins oriented at 200-230, (3) subhorizontal veins oriented 290/10 and 310/05, and (4) the most common type, rectilinear to sigmoidal axial planar veins oriented 235-260/75. These veins are gold-bearing and occur in the mineralized and altered zone in the centre-south part of the trench. One mineralized interval returned value of **4.69 g/t Au over 5.00 m** from 0.00 to 5.00 metres from channel WB2012TR031-R3. Another sample from an altered wacke in the north part of the trench returned **17.5 g/t Au over 1.00 m** from 4.00-5.00 m in channel R1.



Photo 9 : Mineralized zone in trench WB2012TR031 : 4.69 g/t Au over 5.00 m from 0.00 to 5.00 metres from channel R3. Presence of about forty gold grains in quartz vein and in a wacke highly altered in silica, feldspar, sericite and chlorite.

### Main Stripped zone : Southeast sector

Three trenches that are aligned SW-NE occur in this sector, WB2012TR009, WB2012TR020 and WB2012TR021. This sector is characterized by the presence of a multitude of quartz veins and veinlets occurring in the hinge zones of folds. Gold values in these veins are for the most part quite low and the nature of their alteration zones differs somewhat from the richer veins observed elsewhere. Although the rocks are intensely altered to sericite, phlogopite, biotite and chlorite, the wacke appears not to have been silicified. Pyrite, pyrrhotite and arsenopyrite are rather scarce in the veins and wall rock, forming traces up to 3%. Structural features strongly suggest that the veins were emplaced during Riedel type fracturing having a general kinematic transport plane (C) oriented at 250-255/75 with numerous veins and fractures oriented within 10-15 degrees that represent secondary transport planes (R and P).

WB2012TR009

This stripped area exposes open folds and microfolding in bedding whose axial plane is oriented at 260. Approximately 35% of the area is underlain by axial planar straight quartz veins visible on Photo 10, although early microfolded quartz veinlets parallel to bedding and subhorizontal veins are observed (Photo 11). In the western part of the trench, several subhorizontal veins are present. Channel R4 that sampled several of these veins returned **0.90 g/t Au over 8.00 m** from 11.00 to 19.00 metres, indicating that this generation of vein also bears gold. Unfortunately, despite the presence of abundant quartz veins most gold grades in this trench are low to below detection limits. Glomeroporphyritic N-S Proterozoic diabase dykes are present and crosscut all other lithologies. Alteration of the wacke is pervasive and characterized by sericite, chlorite, phlogopite and biotite. Sulphides, occurring mostly in the wall rock near the veins, are composed of traces to 2% pyrite, pyrrhotite and arsenopyrite in the form of lenticles, disseminated grains and veinlets parallel to SP.



Photo 10 : Axial plane veins N250 that cut the folded bedding (S0). These veins are common in trenches WB2012TR009-020-021.



Photo 11: WB2012TR009 : Relationship between the folded bedding (S0) and the main schistosity N250. The early quartz veinlets are also folded and follow the bedding.

WB2012TR020

The overall geology and mineralization in this trench is similar to that of WB2012TR009, except for the presence of more quartz veins (65%) visible on Photo 12. Again, gold grades are low to below detection limits and the best result is **0.84 g/t Au from 1.00 to 1.70** m in channel 3. The wacke host rock is the least altered in the north and south parts of the stripped zone where there are fewer veins of quartz.



Photo 12: General aspect of trench WB2012TR020 covered by 60% of axial plan quartz veins axial plane, extensional veins and subhorizontal veins.

WB2012TR021

Despite the presence of a gold grain in channel R1 between 8.00 and 9.00 metres, none of the analyses had significant gold results, again pointing to the nugget effect. This trench is characterized by the presence of several dark greenish-grey horizons interpreted as either metamorphosed tuffaceous beds or metasomatized horizons now composed of hornblende, feldspar, chlorite and garnet (WISP) that occur within a homogeneous wacke altered to quartz, sericite, chlorite, phlogopite and biotite. These horizons are subparallel to parallel to bedding, and were used to map out a series of folds whose axial plane is oriented at 260. The mm- to centimetre-scale quartz veins and veinlets are generally rectilinear, occurring within E-W faults. Early quartz veinlets occur parallel to the bedding. Several cm-to dm-scale dextral displacements were mapped along faults oriented 105-130/80. SP is oriented at 255/85. Sulphide mineralization is composed of trace to 3% stringers of pyrrhotite within SP as well as traces of pyrite and arsenopyrite.

**Main Stripped Zone: Mustang Vein Sector**

This sector includes stripped zones WB2012TR046, -045-049, -011, -083, -024, -081, -047, 079, -006 as well as WB2012TR025 and WB2012TR026 to the north and south of the vein. The Mustang vein is an important gold-bearing structure that has been exposed almost continuously for over 420 m from WB2012TR006 in the west to WB2012TR046 in the east. It remains open at both extremities where it disappears beneath overburden and at depth. The vein and its alteration envelope of quartz-sericite-feldspar-biotite-chlorite forms slightly sigmoidal structure from 0.5 to 8.0 m thick, approximately. It is oriented WSW-ENE and dips from 75-80 to the north. Many gold grains, some of which are larger than 1 mm, were observed in the quartz vein during the course of mapping. The vein itself contains little sulphide but the alteration envelope may contain up to 10% arsenopyrite with or without pyrrhotite and pyrite, as well as the occasional gold grain. Three schistosities have been observed as follows: (a) S1, which is only observed in fold hinges, (b) S2 or SP, oriented at 250-255/75, and (c) S3 which often occurs as a crenulation cleavage. The Mustang vein appears to have been formed by a combination of sinistral shear and extension. Since the vein is affected by SP, the Mustang vein is either pre- or syn-kinematic. Where the wacke is more competent and fractured, such as in WB2012T R045, -046, the SW part of -081 and -006, only discontinuous vein fragments remain. The feldspar-quartz-sericite alteration assemblage present in the wall rock in these trenches confers a bleached and locally banded and fragmented texture to the wacke.

WB2012TR046
This stripped area marks the eastern limit of where it is possible to see the Mustang vein before it is covered by thick overburden. Two mineralized zones occur in this trench, one on either side of a brittle NE-SW fault bounded by mylonitic fragmented sedimentary rock exhibiting CS fabric. (C plan 260/80, S plan 096/80) The zone to the north of the fault occurs in a highly fractured wacke which is pervasively altered to quartz, sericite, feldspar and chlorite. The zone also contains 5-10% folded quartz vein fragments with mineralized margins composed of up to 2% arsenopyrite and 2% pyrrhotite and pyrite that form fine stringers parallel to bedding and replacements. To the south of the fault the mineralized zone is less intensely fractured and is composed of 25-30% folded and laminated quartz veins that exhibit crack-and-seal structure. To the south, the host rock is composed of a fresh medium- to dark-grey wacke containing less than 2% quartz veins. The zone is altered in a similar fashion to the mineralized zone to the north. The best intersections are **1.04 g/t Au over 1.5 m** from WB2012TR046-R2 (from 1 to 2.5 m), **1.14 g/t Au over 2 m** from WB2012TR046-R3 (from 3 to 5 m), **0.85 g/t Au over 2 m** from WB2012TR046-R4 (from 1 to 3 m) and **1.00 g/t Au over 3 m** from WB2012TR046-R7 (from 1.2 to 4.2 m).

WB2012TR045-049
This zone combines two trenches that were expanded and now form one. The stripped zone is quite large and contains much geologic information. The north part of the trench exposes heterogeneous wacke altered to feldspar, sericite zones with 10-15% medium-grained wacke with quartz eyes and horizons of volcanosedimentary rock now transformed to hornblende-chlorite-feldspar-garnet. The south part of the trench is composed of wacke and arenite. Three mineralized zones occur in the stripped area. The central mineralized zone (Photo 13) that connects with the Mustang vein is highly faulted and altered to quartz-sericite-feldspar-chlorite+/-biotite in the vein margins. This zone, varying from 7-12 m wide, was probably formed by brittle-ductile deformation as suggested by the presence of CS fabrics. The best intersection, from a 1.2 m wide vein with visible gold in WB2012TR045-R6, was **23.28 g/t Au over 4.6 m**. This includes **1.2 m at 80.8 g/t** Au from the vein and from 0.2 to 5.5 g/t Au in the altered and sheared wall rock. This intersection contains up to 3% arsenopyrite and 1% disseminated pyrrhotite and pyrite. Locally these sulphides exhibit replacement texture. Several dozen gold grains were observed in the vein during mapping where they occur directly in the quartz as well as near chlorite zones in the vein locally associated with arsenopyrite. A 1-m-wide

E-W oriented mylonite zone that possibly correlates with the mylonite in WB2012TR046 also occurs in this mineralized zone.



Photo 13 : WB2012TR045 : Overview of the faulted, altered (silica, sericite, feldspar, chlorite) and mineralized main area. Note presence of fragmented gold-bearing veins.

WB2012TR011

This trench exposes dark grey homogeneous wacke that encloses the Mustang vein. A sharp primary contact between this wacke and a coarser grained arenitic wacke is observed to the SE. Another contact between the wacke and a pale grey heterogeneous wacke with several coarser grained fragments occurs in the NE part of the trench. A weakly foliated gabbro formed prior to the injection of the Mustang vein also occurs in the stripped zone to the south of this gold-bearing structure locally occurring in direct contact with the vein (Photo 14). A subvertical NNE-SSW oriented glomeroporphyritic diabase dyke is also present near the vein. The Mustang vein varies from a few cm thick in the NE part of the stripped area to 2.5 m thick in the centre of the trench to the SW. Some of the better gold intersections from channel samples include **18.15 g/t over 1.7 m, 8.47 g/t over 2.4 m, 4.46 g/t over 2.7 m and 3.71 g/t over 3.0 m**. Lots of visible gold is observable on the vein surface and in channel samples, as big as 1 centimeter (Photo 15). The vein is folded and deformed by the SP, exhibits laminated texture and incorporates highly altered wacke fragments. The alteration zone on either side of the vein is highly developed and often exhibits laminated and fragmental textures (Photo 16). The fragments are composed of fresher wacke fragments surrounded by an altered groundmass of quartz-sericite-feldspar-chlorite. The thickness of the alteration zone varies from 0.5 to 3 m, and appears to vary directly with that of the vein. In several places within this stripped zone it is possible to observe other quartz veins that are deformed and subparallel to bedding (Photo 17).

WB2012TR083 and WB2012TR024
These two trenches expose the Mustang vein between WB2012TR011 and the extensive WB2012TR081. In WB2012TR083, the vein measures only 0.5 m wide and has a narrow alteration envelope. Bedding is transposed parallel to the SP. The vein is even narrower in –TR024 and possibly splits into two distinct zones formed of dislocated quartz veins with the alteration envelopes. The only significant gold intersection was **3.78 g/t over 0.8 m** in channel R1 of –TR083.



Photo 14 : WB2012TR011 : Mustang vein which has a thickness of 1.5 meters. It is in contact with gabbro (south) and altered wacke (north). The vein has incorporated a fragment of altered wacke that is affected by the main schistosity. Some extensional veins have also developed.



Photo 15 : One (1) centimeter visible gold on the surface of Mustang vein in trench WB2012TR011.



Photo 16: WB2012TR011 : Strongly altered wacke (silica, feldspar, sericite, chlorite) with a fragmental-banded texture typical of the footwall of the gold-bearing Mustang vein.



Photo 17: WB2012TR011 : Bedding (S0) dismembered into blocks (blue) which has undergone the same deformation as the veinlets N360 (red). Small fractures in white N230.

WB2012TR081

The Mustang vein and its alteration envelope are quasi-continually exposed for over 160 m in this trench. For the most part the structure is rectilinear and oriented NE-SW with steep dip to the NW. It averages approximately one metre in thickness, but varies from 0.5 to over 7.0 m thick. This thickening occurs in an area where there appears to have been folding and transposition of quartz veins and the alteration envelope. Several sampling channels were sawn across the vein at more-or-less regularly-spaced interval, and all returned gold intersections. Some of the better ones include **2.66 g/t over 0.9 m** (R1), **10.15 g/t over 0.85** m (R2), **4.51 g/t over 1.3 m** (R5), **2.1 g/t over 4.0 m** (R11), **3.6 g/t over 5.0 m** (R13), **7.65 g/t over 1.7 m** (R15) **and 3.29 g/t over 2.0 m** (R16). Channels R9-R10-R11-R13 show a mineralized zone thicker and open to the north. At this point, the wacke is pervasively altered in silica, sericite and chlorite and contains 5% centimetre- to decimetre-scale discontinuous quartz veins (Photo 18). The mineralization is mainly present in the quartz vein footwall. There are up to 7% pyrrhotite stringers in clusters and in the plane of main schistosity, 5% disseminated arsenopyrite and 2% pyrite clusters associated with the pyrrhotite. A late brittle fault follows the Mustang vein on 50% of the trench. Moderately foliated gabbro containing 5% quartz veining is locally in contact north of Mustang vein. In a general way, the metal factor (grade x thickness) appears to increase in the SW part of the trench. Photo 19 shows that the Mustang vein appears to have been formed by a combination of sinistral shear and extension.



Photo 18 : WB2012TR081 : Enlargement of the altered zone (7-8m thick). Strong pervasive alteration banded (silica, feldspar, sericite) with 5-10% of quartz veins. Alteration shows a sinistral shear.



Photo 19 : Mustang vein with its alteration envelope. Sinistral movement.

WB2012TR047
This stripped zone, located 5 m to the SW of –TR081, is highly fractured parallel to SP. Here, the Mustang vein zone, which occurs in the north part of the trench, consists of a corridor less than one metre thick hosting a few cm- to dm-scale quartz veins oriented at 275/72 and an alteration envelope of quartz-sericite-chlorite. The vein occurs in homogeneous wacke that is weakly mineralized with up to 2% stringers of pyrrhotite parallel to SP. The wacke also encloses a few horizons of medium-grained arenite. A 2 metre thick highly chloritized zone occurs in the middle part of the trench where the rock is intensely fractured. SP is oriented at 258/80 and the later crenulation cleavage at 210/58. Kinematic indicators point to sinistral shear. No significant gold results were reported from this trench.

WB2012TR079
The geology of this trench is comparable to that of the trench described immediately above. The Mustang vein, varying from 10-25 cm in thickness, occurs in the northern extremity of the trench where it comprises up to 3% pyrrhotite forming fine stringers parallel to SP as well as lenticles and up to 1% disseminated arsenopyrite. SP is oriented at 255/75. The highly fractured zones are oriented at 230/50 which corresponds to the direction of S3. No significant gold results were reported from this stripped zone.

WB2012TR006
This trench, located at the SW end of the Mustang vein sector, marks the SW limit of the vein before it is buried beneath thick overburden. It exposes a gold-bearing quartz vein approximately 0.5 m thick within silicified and chloritized greywacke. The interval across the quartz vein grades **1.24 g/t Au over 1.4 meters** from 20.6 -22.0 m in channel R1, with visible gold from 20.6-21.0 m. The remainder of the stripped area comprises highly fractured fine-grained dark grey homogeneous wacke enclosing less than 5% dislocated sandstone beds that are transposed parallel to SP. Two mesocratic medium-grained gabbro bodies, composed of chloritized hornblende and plagioclase, occur in the northern part of the trench. This rock is highly foliated, encloses 5-10% deformed and dismembered irregular quartz veins and contains up to 1% arsenopyrite. A one metre thick siltstone horizon, with 2% finely disseminated grains and fine stringers of pyrrhotite parallel to SP and traces of fine disseminated arsenopyrite and pyrite also occurs in the north part of the trench. A 3 metre thick horizon of medium-grained arenitic wacke occurs to the south. Note that the highly fractured nature of the rock has led to the oxidation of most of the sulphide minerals at surface.

WB2012TR025
This trench, excavated before the Mustang vein was found, exposes no mineralized zone and consequently returned no significant gold values. The northern part of the trench is underlain by a weakly altered and mineralized wacke containing up to 1% pyrrhotite in stringers parallel to the SP. Highly faulted zones with well-developed schistosity are present in several locations. The southern part of the trench exposes folded bedding and quartz veins with a fold axis oriented 249/59. Here, a contact zone is observed between a wacke with sandstone fragments and a WISP-altered wacke. SP is oriented at 245-255/85.

WB2012TR026
Situated 20 metres to the south of the Mustang vein, this trench also missed the Mustang vein and did not return significant gold values. This long trench exposes quite homogeneous wacke with a few fragments of coarser-grained wacke hosting 2% cm-scale quartz veins. SP (S2?) varies from 245-275/85. S3 is oriented at 220-230/75.

**Main Stripped Zone: Northeast Sector**

This sector includes 7 trenches that occur to the NE of the Mustang vein: WB2012TR007, 044, 015, 082, 064, 008 and 016. Only three of these trenches, those that are aligned with the stripped zones in the Sand Pit sector, contain mineralized zones. These are WB2012TR007, 044 and 015.

WB2012TR007
When this trench was mapped in late September, only the southern part had nice rock exposure free of water and organic matter. The mineralized zone in this trench is aligned with that in trench WB2012TR031, although it is thinner at 2 m thick. The zone comprises quartz-plagioclase veinlets and veins that have chlorite- and sericite-rich margins. The main vein is folded and dismembered and oriented at 005-010, becoming reoriented by SP at 060-075/85. In the south part of the trench, the veins are hosted by a fine-grained relatively homogeneous medium- to dark-grey wacke. To the north, the wacke is weakly to moderately fractured and heterogeneous with fragments of coarser grained wacke. Channel WB2012TR007-R3 in the southern part of trench WB2012TR007 returned an intersection of **6.38 g/t Au over 1.00m** from 0 to 1.00 m in.

WB2012TR044
This stripped area was completed to expose the bedrock where a grab sample (281011) from the 2012 prospecting campaign of a quartz vein and its rusty alteration envelope returned a value of **35.1 g/t Au**. The corresponding grab sample G1 (283946) returned an intersection of **6.08 g/t Au over 1.0 m**, while the corresponding channel sample R1 returned **3.46 g/t Au over 0.50 m** from 12.5 to 13.0 m. No other significant values were returned. The dominant rock type is a relatively homogenous wacke that is altered to sericite-chlorite-phlogopite-biotite+/- feldspar. The alteration style is reminiscent of the style observed in WB2012TR009, -020 and -021. Approximately 5% of the rock is composed of irregular to boudinaged axial plane quartz veins. In the south part of the trench three decimetre- to metre-scale blocks of medium-grained wacke occur, one of which is folded along an axial plane at 240 while the other two blocks are transposed. SP (S2) is oriented at 250/80 while the S3, expressed as a crenulation cleavage in the homogeneous wacke, is oriented at 220/60. Bedding is defined by the presence of thin siltstone beds that are folded and locally transposed and dismembered.

WB2012TR015
The geology of this trench is relatively homogeneous, being composed of fine-grained wacke with horizons and blocks of coarser grained wacke commonly altered to hornblende-feldspar-chlorite. One such altered zone is 3-4 metre thick and encloses 15-20% folded discontinuous quartz veins having highly chloritized margins. The veins are highly folded when oriented N-S and rectilinear when E-W. Alteration in the mineralized zone is characterized by banding with fragmental structure near the Mustang vein in –TR011 (Photo 20). Sulphide within the trench is

constituted by trace to 2% fine pyrrhotite stringers within SP planes while in the mineralized zone proper 1-2% arsenopyrite is present. The southernmost part of trench WB2012TR-015 reported an intersection of **4.99 g/t Au over 3.00 m** from 22.00 to 25.00 meters in channel WB2012TR015-R2. Several gold grains were observed in the channel samples.



Photo 20 : WB2012TR015 : Decimetric gold-bearing vein with footwall strongly altered to chlorite, feldspar, sericite. Near the vein, the wacke is altered with a banded-fragmented texture as are the walls of the Mustang vein. The vein is folded into an S. About forty visible gold grains were observed in the channels and one was seen on the surface of the wacke (red circle).

WB2012TR082
This small stripped zone was undertaken to see if the mineralization present in –TR015 continued to the east. The northern part of the trench is composed of fine-grained wacke with 1% fine disseminated pyrrhotite. The centre of the trench comprises more massive wacke containing 15% granular hornblende and chlorite (WISP). A thin zone altered to albite-chlorite-sericite separates the two zones. The mineralized zone, occurring at the southern extremity, contains up to 3% pyrrhotite stringers and lenticles and up to 1% arsenopyrite. Carbonates locally occur when the rock is coarser grained. None of the four sampling channel returned significant results for gold.

WB2012TR064
The geology of the trench is relatively homogeneous, exhibiting 5-10% folded to rectilinear irregular quartz veins in bedded wacke with 5-10% decimetre-scale sandy beds. These sandstone beds are transposed by SP at 245-260/65-80. The mineralisation is composed of 2% pyrite and pyrrhotite in stringers and in quartz veins and wall rocks as well as 1% disseminated grains and fine stringers. Centimetre-scale bands of WISP occur in the centre of the trench. There are two

mineralized bands of 0.30 and 0.50 m thick, one of which returned a value of **6.54 g/t Au over 1.00 metre** from 3.00-4.00 m from channel R4.

WB2012TR008
No mineralized zones were exposed in this trench and consequently no gold values of importance were reported. Most of the trench is underlain by a massive wacke containing chloritized amphiboles (WISP type alteration) and 5% quartz veins. Mineralisation is formed of 1-3% pyrrhotite as fine stringers in the wacke and as lenticles in the veins of quartz.

WB2012TR016
A massive wacke with horizons of sandstone and cm-scale bands of WISP occurs in this trench. SP is locally visible oriented at 252/75. Millimetre- to pluridecimetre-scale boudinaged, irregular and folded quartz veins are present at less than 5%. One subhorizontal vein is present at 086/30. One (1) mineralized band **1.05 m** thick returned a value of **1.53 g/t Au** from 1.95-3.00 m from channel R1.

**Main Stripped Zone: Sector to the north of the Mustang vein**

This sector has five stripped areas. Two mineralized zones oriented 245-260/75 and varying from 0.50 to 6.00 m cut three of the trenches in this sector (WB2012TR005, -055, -004). These zones seem to join together to the north of TR045, and are associated with a structural corridor in which the bedding is transposed and schistosity is well developed (locally with faulting). The mineralized zones occur in a wacke altered to quartz, sericite, chlorite and feldspar. The mineralization to the north of the Mustang vein, oriented at 245-260/75, is oblique at shallow angles to the orientation of the corridor defined by the Mustang vein at 240/75. WB2012TR048 and -027 do not have any mineralization.

WB2012TR048
This small trench did not return any significant values. The lithology of the trench is homogeneous, consisting of a medium-grained wacke with coarser-grained crystals of hornblende, feldspar and chlorite (WISP). Folded irregular cm-scale quartz veins oriented N-S occur in the north part of the trench. One E-W dm-scale vein occurs to the north of the trench. SP is oriented at 240/80.

WB2012TR027
Most of the trench is underlain by pale grey albitized and sericitized bedded wacke, with 40% being underlain by coarse-grained arenitic wacke and medium-grained wacke with disseminated amphibole. Several WISP bands oriented parallel to SP occur throughout the trench. SP is oriented at 258/85. The mineralization consists of finely disseminated pyrrhotite forming up to 2% of the rock.

WB2012TR005
A structural corridor of faulted, altered (quartz-sericite-albite-chlorite-biotite) and mineralized (trace to 5% arsenopyrite and 2-3% pyrrhotite) bedded wacke occurs in this trench. This corridor is up to 5 m thick in the eastern part of the trench and separates into 2 branches to the west. It contains up to 5% dismembered and folded quartz veins, and is oriented at 260/85. A gold vein,

up to one metre thick and oriented at 315, is present in the stripped zone. When the vein encounters the structural corridor it becomes entrained into the SP and is oriented at 250. A medium-grained massive wacke with 15-30% amphibole and medium-grained relatively massive wacke bound the corridor to the north and south. A dismembered marker horizon of sandstone is locally present. One mineralized interval returned value of **1.36 g/t Au over 2.80 metres** from 3.20 to 6.00 m in channel WB2012TR005-R2.

WB2012TR055

Two corridors of faulted, altered and mineralized rock (1% pyrrhotite-pyrite and up to 2% coarse arsenopyrite) oriented at 255-260/85 occur in the south part of the trench. These corridors vary from 1-2.5 m thick and contain from 2-10% dismembered quartz vein fragments whose long axes are oriented at 170-200 and 250-260. They are located in massive wacke with 40-60% hornblende-feldspar-chlorite of metamorphic or metasomatic (WISP) origin. The alteration bands are for the most part oriented parallel to SP. The lithologic unit to the north is composed of bedded heterogeneous wacke with well-developed schistosity containing 5% boudins and dismembered quartz veins. The wacke contains more massive beds of arenitic wacke, sandstone and protomylonitic quartz-eye wacke (5-10%). The SP is oriented at 250/80 in this unit, and there is also 2 metre wide corridor of faulted and more intensely albitized rock. A nascent sinistral shear zone (Photo 21) composed of 2 decollement planes spaced at 0.5 m occurs in the eastern part of the wacke with WISP. This shear is oriented at 250 and is traceable for 15 m. Several kinematic indicators that suggest sinistral movement were mapped in this trench. Only one value above 0.5 g/t Au (R4 with **0.7 g/t Au over 1.0 m**) was reported in this trench.



Photo 21 : WB2012TR055 : Sinistral shear zone with 2 detachment planes oriented N250 dipping 78. Quartz veins are oriented N275 to 290.

WB2012TR004

The east and west parts of this trench are underlain by a very pale grey to white (albitized) massive homogeneous arenitic wacke that often exhibits WISP alteration. The alteration seems to be randomly distributed and frequently associated with late faults. The central zone is bounded to the east and west by a silicification front that represents an ensemble of generally bedded, moderately to intensely silicified wacke that contains 5-10% sandstone horizons. This central zone was the locus for alteration, mineralization and deformation processes. Bedding is often folded and is locally transposed into SP which varies from 250-265/75. Disseminated arsenopyrite and pyrrhotite (3-10%) form the sulphide mineralization associated with gold in the vein and alteration envelopes. Several gold grains from 0.1-0.3 mm, located at the fringes of the quartz vein and their biotite- and chlorite-rich borders, occur in two generations of quartz vein: (1) highly deformed veins emplaced parallel to bedding at 224/83, and (2) veins oriented subparallel to SP at 250-270/80. Breccia and replacement textures were also observed in the alteration zone surrounding quartz veins as well as within these veins. The trace of the mineralized zone at surface and the apparent movement of fragments in the heterogeneous wacke in the SW part of the stripped zone suggest that the mineralized zone could have formed in the nose of a parasitic fold. Best values from this trench include **3.45 g/t Au over 6.95 m** and **2.47 g/t Au over 6.80 m.**

The trenches not described previously have not been mapped during the 2012 summer campaign by lack of time.

**South Pond Sector**

The 13 trenches (WB2012TR017, -018, -035, -036, -037, -038, -039, -040, -058, -059, -060, -062) which are located in the South Pond Sector are mainly composed of folded wacke and siltstone. In fact, siltstone is more common in this sector than in the Main Stripped Zone. These sedimentary units contain 0 to 40% mm- to metre-scale quartz veinlets and veins. Alteration in this sector is less intense than in the Main Stripped area. The sedimentary rocks often present a metasomatic alteration in hornblende, feldspar and chlorite (WISP). Two significant values from these trenches return **5.95 g/t Au over 1.00 m** (WB2012TR036-R5 from 4.90 to 5.90 meters) and **0.73 g/t Au over 1.00 m** (WB2012TR060-R2 from 5.00 to 6.00 meters). The interval from trench WB2012TR036 corresponds to a shear zone in a siltstone containing 25% sericitized quartz veins. The footwall veins are chloritized and contain 1% disseminated arsenopyrite and pyrite. In trench -060 the interval corresponds to a wacke containing 15% quartz veins with 1% disseminated pyrrhotite in chloritized footwall. No channels were sawn in trenches WB2012TR018, -039 and -062 due to lack of time.

**Sector east of the Main Stripped zone**

Two trenches, WB2012TR010 and -013, located east of the Main Stripped sector, have less than 5% quartz veins. No mineralized zones were found in these trenches and consequently no gold values of importance were reported. In this sector, one outcrop was channelled (WB2012LM031-R1) and returned **0.54 g/t Au over 1 m** from 0 to 1.00 meter.

**Sector west of the Main Stripped zone**

The ten trenches located west of the Main Stripped zone (WB2012TR066, -067, -069, -070, -072, -073, -074, -076, -077, -078) are smaller due to the presence of thicker overburden. As in the South Pond area, the main lithologies found in the West sector consist mainly of folded, transposed and faulted wacke and siltstone that are crosscut by mm-to metre-scale quartz veinlets and veins. Locally, gabbroic sills are intercalated. Unfortunately due to lack of time the trenches were not mapped in detail and the channel samples were not systematically described. Only one significant gold value was returned from trench WB2012TR067-R1, **0.72 g/t Au over 1.00 m** from 2.00 to 3.00 meters. Visible gold was also found unexpectedly in trench, WB2012TR072 where there are no quartz veins. The gold was seen only on the surface of the outcrop and no gold was observed in the channel samples. The gold occurs in a massive coarse-grained wacke (or possibly gabbro) that contains 15-20% pervasive hornblende (WISP). Photo 22 shows the sample found in trench -072.



Photo 22 : WB2012TR072 : Visible gold located in a massive coarse-grained wacke that contains 15-20% pervasive hornblende (WISP). The gold was seen only on the surface of the outcrop.

**Sector under power lines**

Three outcrops (WB2012AMB016, -021 and -048) were channelled under the power line located about 600 meters northeast to the Main Stripped Zone. This area has several outcrops of medium-gray homogeneous wacke hosting up to 10% boudinaged quartz veins. The veins are parallel to the main schistosity or strongly folded. Gabbro and N-S diabase dykes are present nearby. The alteration (quartz and chlorite) is limited to the walls of the quartz veins and does not pervasively affect the sedimentary rock. It contains up to 3% coarse-grained subidiomorphic arsenopyrite in quartz veins and wall rocks, with trace to 2% pyrrhotite stringers in the planes of the main schistosity and clusters of pyrite. Values of **0.90 g/t Au over 1.00 m** from 1.00 to 2.00 metres in WB2012AMB016-R3, **0.85 g/t Au over 1.00 m** from 4.00 to 5.00 metres in WB2012AMB016-R3, and **6.73 g/t Au over 2.00 m** from WB2012AMB048-R1 from 2.00 to 4.00 meters were reported from this zone.

| Trenching 2012 | | | | | | |
|---|---|---|---|---|---|---|
| Trenches | UTM Est | UTM Nord | Status | Surface ($m^2$) | Volume ($m^3$) | Sectors |
| WB2012TR-001 | 392461 | 5781158 | Open | 1280 | 256 | Central Wabamisk |
| WB2012TR-002 | 392418 | 5781074 | Open | 247 | 49.4 | Central Wabamisk |
| WB2012TR-003 | 392459 | 5781075 | Open | 468 | 468 | Central Wabamisk |
| WB2012TR-004 | 392324 | 5780958 | Open | 658 | 98.7 | Central Wabamisk |
| WB2012TR-005 | 392233 | 5780919 | Open | 570 | 285 | Central Wabamisk |
| WB2012TR-006 | 392050 | 5780735 | Open | 257 | 38.55 | Central Wabamisk |
| WB2012TR-007 | 392606 | 5781134 | Open | 245 | 245 | Central Wabamisk |
| WB2012TR-008 | 392578 | 5781203 | Open | 385 | 577.5 | Central Wabamisk |
| WB2012TR-009 | 392752 | 5781031 | Open | 1583 | 396.75 | Central Wabamisk |
| WB2012TR-010 | 393537 | 5781207 | Restored | 8 | 40 | East Wabamisk |
| WB2012TR-011 | 392333 | 5780897 | Open | 1225 | 188.25 | Central Wabamisk |
| WB2012TR-012A | 394359 | 5781016 | Restored | 8 | 40 | East Wabamisk |
| WB2012TR-012B | 394368 | 5780994 | Restored | 8 | 40 | East Wabamisk |
| WB2012TR-013 | 394437 | 5780811 | Open | 118 | 177 | East Wabamisk |
| WB2012TR-014A | 391827 | 5780657 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-014B | 391840 | 5780612 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-015 | 392708 | 5781141 | Open | 265 | 53 | Central Wabamisk |
| WB2012TR-016 | 392675 | 5781234 | Open | 407 | 81.4 | Central Wabamisk |
| WB2012TR-017 | 392047 | 5780131 | Open | 222 | 44.4 | South pond |
| WB2012TR-018 | 391850 | 5780017 | Open | 96 | 192 | South pund |
| WB2012TR-019 | 391826 | 5780070 | Restored | 8 | 40 | South pond |
| WB2012TR-020 | 392796 | 5781055 | Open | 546 | 163.8 | Central Wabamisk |
| WB2012TR-021 | 392825 | 5781072 | Open | 339 | 33.9 | Central Wabamisk |
| WB2012TR-022A | 392856 | 5781029 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-022B | 392867 | 5781010 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-023 | 392963 | 5781028 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-024 | 392282 | 5780854 | Open | 317 | 158.5 | Central Wabamisk |
| WB2012TR-025 | 392203 | 5780786 | Open | 210 | 52.5 | Central Wabamisk |
| WB2012TR-026 | 392186 | 5780831 | Open | 172 | 17.2 | Central Wabamisk |
| WB2012TR-027 | 392149 | 5780924 | Open | 186 | 37.2 | Central Wabamisk |
| WB2012TR-028 | 392401 | 5781146 | Open | 586 | 293 | Central Wabamisk |
| WB2012TR-029 | 392327 | 5781127 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-030 | 392501 | 5781076 | Open | 416 | 208 | Central Wabamisk |
| WB2012TR-031 | 392577 | 5781116 | Open | 318 | 237.75 | Central Wabamisk |
| WB2012TR-032 | 392558 | 5781255 | Restored | 137 | 274 | Central Wabamisk |

| Trenching 2012 | | | | | | |
|---|---|---|---|---|---|---|
| Trenches | UTM Est | UTM Nord | Status | Surface ($m^2$) | Volume ($m^3$) | Sectors |
| WB2012TR-033A | 392726 | 5780795 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-033B | 392744 | 5780752 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-034A | 392560 | 5780685 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-034B | 392569 | 5780663 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-035 | 392106 | 5780175 | Open | 339 | 101.7 | South pound |
| WB2012TR-036 | 392250 | 5779766 | Open | 679 | 101.85 | South pound |
| WB2012TR-037 | 392491 | 5779742 | Open | 477 | 357.75 | South pound |
| WB2012TR-038 | 392250 | 5779792 | Open | 123 | 18.45 | South pound |
| WB2012TR-039 | 392430 | 5779878 | Open | 142 | 284 | South pound |
| WB2012TR-040 | 392694 | 5780085 | Open | 435 | 43.5 | South pound |
| WB2012TR-041 | 392493 | 5781183 | Open | 177 | 44.25 | Central Wabamisk |
| WB2012TR-042A | 394466 | 5781310 | Restored | 8 | 40 | East Wabamisk |
| WB2012TR-042B | 394477 | 5781249 | Restored | 8 | 40 | East Wabamisk |
| WB2012TR-043 | 394675 | 5781313 | Restored | 8 | 40 | East Wabamisk |
| WB2012TR-044 | 392638 | 5781103 | Open | 455 | 113.75 | Central Wabamisk |
| WB2012TR-045-049 | 392360 | 5780952 | Open | 873 | 212 | Central Wabamisk |
| WB2012TR-046 | 392393 | 5780951 | Open | 268 | 67 | Central Wabamisk |
| WB2012TR-047 | 392113 | 5780737 | Open | 250 | 125 | Central Wabamisk |
| WB2012TR-048 | 392136 | 5780955 | Open | 223 | 167.25 | Central Wabamisk |
| WB2012TR-050 | 392395 | 5781075 | Open | 181 | 271.5 | Central Wabamisk |
| WB2012TR-051A | 392452 | 5780990 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-051B | 392457 | 5780969 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-052 | 392475 | 5781016 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-053 | 392534 | 5780981 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-054 | 392542 | 5780935 | Restored | 8 | 40 | Central Wabamisk |
| WB2012TR-055 | 392272 | 5780928 | Open | 686 | 171.5 | Central Wabamisk |
| WB2012TR-056 | 392434 | 5781079 | Open | 140 | 210 | Central Wabamisk |
| WB2012TR-057 | 392479 | 5781204 | Open | 59 | 88.5 | Central Wabamisk |
| WB2012TR-058 | 392342 | 5779761 | Open | 492 | 98.4 | South pond |
| WB2012TR-059 | 392723 | 5780055 | Open | 238 | 47.6 | South pond |
| WB2012TR-060 | 392154 | 5779601 | Open | 683 | 170.5 | South pond |
| WB2012TR-061 | 392841 | 5780133 | Restored | 8 | 40 | South pond |
| WB2012TR-062 | 392548 | 5779895 | Open | 124 | 0 | South pond |
| WB2012TR-063 | 392083 | 5779672 | Open | 370 | 111 | South pond |
| WB2012TR-064 | 392796 | 5781179 | Open | 450 | 45 | Central Wabamisk |
| WB2012TR-065 | 392440 | 5781483 | Open | 132 | 39.6 | Central Wabamisk |
| WB2012TR-066 | 390734 | 5780199 | Open | 211 | 105.5 | West Wabamisk |
| WB2012TR-067 | 390750 | 5780165 | Open | 228 | 22.8 | West Wabamisk |
| WB2012TR-068 | 390957 | 5780062 | Restored | 8 | 40 | West Wabamisk |
| WB2012TR-069 | 390719 | 5780164 | Open | 118 | 59 | West Wabamisk |

| Trenching 2012 | | | | | | |
|---|---|---|---|---|---|---|
| Trenches | UTM Est | UTM Nord | Status | Surface ($m^2$) | Volume ($m^3$) | Sectors |
| WB2012TR-070 | 390106 | 5779517 | Open | 346 | 103.8 | West Wabamisk |
| WB2012TR-071 | 390304 | 5779328 | Restored | 8 | 40 | West Wabamisk |
| WB2012TR-072 | 389889 | 5779541 | Open | 88 | 176 | West Wabamisk |
| WB2012TR-073 | 389547 | 5779878 | Open | 227 | 170.25 | West Wabamisk |
| WB2012TR-074 | 389314 | 5779941 | Open | 51 | 127.5 | West Wabamisk |
| WB2012TR-075 | 388901 | 5779880 | Restored | 8 | 40 | West Wabamisk |
| WB2012TR-076 | 389192 | 5779892 | Open | 81 | 210 | West Wabamisk |
| WB2012TR-077 | 388508 | 5779814 | Open | 140 | 30 | West Wabamisk |
| WB2012TR-078 | 388445 | 5779957 | Open | 120 | 30 | West Wabamisk |
| WB2012TR-079 | 392072 | 5780732 | Open | 115 | 57.5 | Central Wabamisk |
| WB2012TR-080 | 392355 | 5781038 | Open | 400 | 200 | Central Wabamisk |
| WB2012TR-081 | 392180 | 5780800 | Open | 930 | 930 | Central Wabamisk |
| WB2012TR-082 | 392735 | 5781121 | Open | 75 | 37.5 | Central Wabamisk |
| WB2012TR-083 | 392265 | 5780850 | Open | 110 | 27.5 | Central Wabamisk |
| | | | | | | |
| | | | **Total:** | **22697 $m^2$** | **6180 $m^3$** | |

**Table 3: Summary of trenches excavated during 2012 summer exploration program on Wabamisk Project.**

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012AMB016-R1 | 392499 | 5781639 | 248 | 165 | 5 |
| WB2012AMB016-R2 | 392509 | 5781636 | 248 | 193 | 2 |
| WB2012AMB016-R3 | 392511 | 5781632 | 248 | 183 | 5 |
| WB2012AMB021-R1 | 392639 | 5781695 | 247 | 174 | 6 |
| WB2012AMB021-R2 | 392638 | 5781693 | 247 | 165 | 4 |
| WB2012AMB021-R3 | 392635 | 5781690 | 247 | 175 | 1 |
| WB2012AMB048-R1 | 392684 | 5781673 | 250 | 158 | 4 |
| WB2012AMB048-R2 | 392680 | 5781672 | 250 | 155 | 4 |
| WB2012LM031-R1 | 393466 | 5781143 | 245,2 | 165 | 2 |
| WB2012LM031-R2 | 393462 | 5781140 | 245,2 | 165 | 1 |
| WB2012TR001-R1 | 392481,25 | 5781168,64 | 258,879 | 160 | 28 |
| WB2012TR001-R2 | 392476,37 | 5781169,12 | 258,891 | 175 | 33 |
| WB2012TR001-R3 | 392473,88 | 5781156,06 | 259,563 | 180 | 18 |
| WB2012TR001-R4 | 392468,71 | 5781171,32 | 259,671 | 185 | 34 |
| WB2012TR001-R5 | 392458,97 | 5781165,67 | 259,602 | 160 | 11 |
| WB2012TR001-R6 | 392458,68 | 5781158,25 | 259,411 | 165 | 20 |
| WB2012TR001-R7 | 392450,35 | 5781171,91 | 258,447 | 170 | 29 |
| WB2012TR001-R8 | 392447,3 | 5781159,46 | 259,16 | 175 | 14 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR002-R1 | 392427,69 | 5781077,43 | 259,555 | 152 | 16 |
| WB2012TR002-R2 | 392425,67 | 5781074,56 | 259,919 | 172 | 10 |
| WB2012TR002-R3 | 392419,6 | 5781067,66 | 260,542 | 155 | 5 |
| WB2012TR003-G1 | 392458 | 5781072 | 257 | 165 | 0,4 |
| WB2012TR003-R1 | 392472,98 | 5781073,43 | 257,466 | 164 | 13 |
| WB2012TR003-R2 | 392468,18 | 5781074,71 | 257,355 | 172 | 12 |
| WB2012TR003-R3 | 392462,94 | 5781077,02 | 257,2 | 172 | 17 |
| WB2012TR003-R4 | 392455 | 5781082 | 257,074 | 172 | 14 |
| WB2012TR004-G1 | 392337,68 | 5780957,58 | 269,784 | 0 | 0,5 |
| WB2012TR004-G2 | 392338,14 | 5780959,8 | 269,827 | 0 | 0,5 |
| WB2012TR004-G3 | 392337,79 | 5780957,55 | 269,769 | 0 | 0,5 |
| WB2012TR004-G4 | 392335,81 | 5780960 | 269,762 | 0 | 0,5 |
| WB2012TR004-G5 | 392334,6 | 5780952,68 | 269,217 | 0 | 0,5 |
| WB2012TR004-G6 | 392332,67 | 5780949,66 | 269,528 | 0 | 0,5 |
| WB2012TR004-G7 | 392331,38 | 5780949,5 | 269,827 | 0 | 0,5 |
| WB2012TR004-G8 | 392331,3 | 5780949,14 | 269,769 | 0 | 0,5 |
| WB2012TR004-G9 | 392329,62 | 5780946,82 | 270,128 | 0 | 0,5 |
| WB2012TR004-R1 | 392340,8 | 5780967,2 | 269,087 | 147 | 11 |
| WB2012TR004-R2 | 392330,51 | 5780967,33 | 268,613 | 147 | 17 |
| WB2012TR004-R3 | 392333,71 | 5780954,74 | 269,281 | 148 | 7 |
| WB2012TR004-R4 | 392331,6 | 5780953,23 | 269,4 | 146 | 8,5 |
| WB2012TR004-R5 | 392330,36 | 5780951,46 | 269,569 | 153 | 9 |
| WB2012TR004-R6 | 392319 | 5780956 | 269,6 | 158 | 2 |
| WB2012TR004-R7 | 392329,36 | 5780949,15 | 269,936 | 154 | 12 |
| WB2012TR004-R8 | 392329,64 | 5780943,29 | 270,28 | 230 | 4 |
| WB2012TR004-R9 | 392320,56 | 5780948,4 | 269,854 | 155 | 18 |
| WB2012TR005-G1 | 392250,15 | 5780910,98 | 271,441 | 0 | 0,5 |
| WB2012TR005-G2 | 392250,57 | 5780909,75 | 271,701 | 0 | 0,25 |
| WB2012TR005-G3 | 392230 | 5780915 | 271 | 0 | 0,5 |
| WB2012TR005-R1 | 392257,13 | 5780912,48 | 271,308 | 166 | 2,5 |
| WB2012TR005-R2 | 392249,12 | 5780911,7 | 271,157 | 170 | 8 |
| WB2012TR005-R3 | 392242,54 | 5780919,67 | 270,511 | 171 | 15 |
| WB2012TR005-R4 | 392237,83 | 5780912,1 | 270,654 | 170 | 9 |
| WB2012TR005-R5 | 392234,03 | 5780923,29 | 269,779 | 180 | 21 |
| WB2012TR005-R6 | 392249,87 | 5780907,2 | 271,241 | 70 | 3 |
| WB2012TR006-G1 | 392063,54 | 5780723,44 | 257,604 | 0 | 0,25 |
| WB2012TR006-G2 | 392059,94 | 5780721,68 | 256,428 | 0 | 0,5 |
| WB2012TR006-G3 | 392057,89 | 5780720,71 | 255,83 | 0 | 0,65 |
| WB2012TR006-G4 | 392059,7 | 5780726,93 | 258,398 | 0 | 0,57 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR006-G5 | 0 | 0 | 0 | 0 | 0,25 |
| WB2012TR006-R1 | 392059,48 | 5780742,96 | 258,771 | 170 | 25 |
| WB2012TR007-G1 | 392638 | 5781350 | 260 | 0 | 1 |
| WB2012TR007-G2 | 392608,86 | 5781137,95 | 260,515 | 0 | 1 |
| WB2012TR007-R1 | 392608,48 | 5781140,69 | 260,665 | 156 | 5 |
| WB2012TR007-R2 | 392613,23 | 5781125,91 | 260,512 | 150 | 9 |
| WB2012TR007-R3 | 392617,2 | 5781116,55 | 261,246 | 150 | 4 |
| WB2012TR008-G1 | 392583,13 | 5781208,85 | 260,149 | 0 | 0,25 |
| WB2012TR008-G2 | 392584,38 | 5781201,75 | 260,434 | 0 | 0,25 |
| WB2012TR008-G3 | 392590,93 | 5781186,36 | 259,048 | 0 | 0,35 |
| WB2012TR008-G4 | 392591,42 | 5781186,01 | 259,161 | 0 | 0,25 |
| WB2012TR008-G5 | 392594,57 | 5781183,47 | 259,567 | 0 | 0,2 |
| WB2012TR009-G1 | 392765,51 | 5781030,94 | 260,135 | 0 | 1 |
| WB2012TR009-G2 | 392760,25 | 5781029,1 | 261,107 | 0 | 1 |
| WB2012TR009-G3 | 392758,35 | 5781025,96 | 260,94 | 0 | 1 |
| WB2012TR009-G4 | 392754,49 | 5781024,3 | 259,629 | 0 | 1 |
| WB2012TR009-G5 | 392761,41 | 5781036,2 | 260,88 | 0 | 1 |
| WB2012TR009-R1 | 392772,96 | 5781043,35 | 260,138 | 155 | 21 |
| WB2012TR009-R2 | 392766,31 | 5781041,58 | 260,521 | 170 | 13 |
| WB2012TR009-R3 | 392761 | 5781030 | 260,7 | 165 | 2,55 |
| WB2012TR009-R4 | 392754,84 | 5781039,83 | 261,209 | 166 | 25 |
| WB2012TR009-R5 | 392752,34 | 5781028,92 | 259,884 | 160 | 10 |
| WB2012TR011-G1 | 392352,32 | 5780922,61 | 269,25 | 0 | 0,5 |
| WB2012TR011-G2 | 392344 | 5780927 | 269 | 0 | 0,5 |
| WB2012TR011-G3 | 392345 | 5780926 | 269 | 0 | 0,5 |
| WB2012TR011-G4 | 392351,29 | 5780919,94 | 269,295 | 0 | 0,25 |
| WB2012TR011-G5 | 392342,07 | 5780914,01 | 269,532 | 0 | 0,25 |
| WB2012TR011-G6 | 392341,63 | 5780911,66 | 269,189 | 0 | 0,25 |
| WB2012TR011-G7 | 392349,7 | 5780911,57 | 267,994 | 0 | 0,25 |
| WB2012TR011-G8 | 392347,41 | 5780910,14 | 268,348 | 0 | 0,25 |
| WB2012TR011-R1 | 392353,81 | 5780924,75 | 268,75 | 148 | 4 |
| WB2012TR011-R10 | 392308,97 | 5780870,46 | 271,733 | 155 | 6 |
| WB2012TR011-R11 | 392318,19 | 5780878,99 | 270 | 160 | 9 |
| WB2012TR011-R12 | 392337 | 5780886 | 267 | 135 | 5,5 |
| WB2012TR011-R2 | 392349,71 | 5780924,62 | 269,026 | 150 | 8,5 |
| WB2012TR011-R3 | 392342,16 | 5780917,48 | 269,881 | 123 | 12 |
| WB2012TR011-R4 | 392346,06 | 5780906,98 | 268,001 | 147 | 5 |
| WB2012TR011-R5 | 392339,62 | 5780896,83 | 268,313 | 137 | 7,6 |
| WB2012TR011-R6 | 392332,61 | 5780891,34 | 268,258 | 135 | 6 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR011-R7 | 392329,57 | 5780882 | 268,669 | 162 | 4 |
| WB2012TR011-R8 | 392321,42 | 5780880,2 | 270,382 | 165 | 9 |
| WB2012TR011-R9 | 392314,36 | 5780873,06 | 271,51 | 165 | 3,5 |
| WB2012TR013-R1 | 394434 | 5780818 | 240,7 | 155 | 8 |
| WB2012TR015-G1 | 392708,74 | 5781156,82 | 265,752 | 0 | 0,31 |
| WB2012TR015-G2 | 392706,53 | 5781157,1 | 265,839 | 0 | 0,45 |
| WB2012TR015-G3 | 392720,11 | 5781118,02 | 263,48 | 0 | 0,25 |
| WB2012TR015-R1 | 392711,29 | 5781144,5 | 265,425 | 170 | 4,5 |
| WB2012TR015-R2 | 392714,5 | 5781140,6 | 265 | 160 | 25 |
| WB2012TR016-R1 | 392675,57 | 5781248,73 | 260,426 | 112 | 7 |
| WB2012TR016-R2 | 392675,69 | 5781238,24 | 260,62 | 165 | 5 |
| WB2012TR016-R3 | 392678,83 | 5781233,87 | 260,643 | 155 | 4 |
| WB2012TR016-R4 | 392678,39 | 5781229,69 | 261,461 | 155 | 3 |
| WB2012TR016-R5 | 392681,19 | 5781227,62 | 261,693 | 160 | 22 |
| WB2012TR016-R6 | 392682,91 | 5781206,08 | 264,961 | 158 | 5 |
| WB2012TR017-R1 | 392047 | 5780137 | 258,7 | 140 | 6 |
| WB2012TR017-R2 | 392048 | 5780130 | 258,8 | 135 | 12 |
| WB2012TR020-G1 | 392810,82 | 5781048,83 | 257,401 | 0 | 0,3 |
| WB2012TR020-G2 | 392804,36 | 5781047,45 | 257,262 | 0 | 1 |
| WB2012TR020-G3 | 392801,19 | 5781046,74 | 257,613 | 0 | 1 |
| WB2012TR020-G4 | 392796,85 | 5781047,91 | 258,278 | 0 | 1 |
| WB2012TR020-R1 | 392807,68 | 5781055,45 | 258,075 | 180 | 11 |
| WB2012TR020-R2 | 392799,47 | 5781048,11 | 259 | 160 | 12 |
| WB2012TR020-R3 | 392789,65 | 5781053,07 | 259,074 | 156 | 12,5 |
| WB2012TR021-G1 | 392840,58 | 5781066,03 | 255,752 | 0 | 0,28 |
| WB2012TR021-G2 | 392837,77 | 5781061,68 | 255,571 | 0 | 1 |
| WB2012TR021-G3 | 392829,81 | 5781068,03 | 257,484 | 0 | 1 |
| WB2012TR021-R1 | 392834,01 | 5781074,05 | 256,76 | 150 | 13 |
| WB2012TR021-R2 | 392817 | 5781075 | 257 | 160 | 13 |
| WB2012TR024-G1 | 392288,2 | 5780857,91 | 271,813 | 0 | 0,25 |
| WB2012TR024-R1 | 392284,92 | 5780863,95 | 272 | 147 | 5 |
| WB2012TR024-R2 | 392285,89 | 5780858,67 | 272,006 | 150 | 2 |
| WB2012TR024-R3 | 392292,25 | 5780842,71 | 270,664 | 150 | 4 |
| WB2012TR024-R4 | 392294,28 | 5780835,25 | 270,214 | 150 | 8 |
| WB2012TR024-R5 | 392288,07 | 5780857,55 | 271,76 | 165 | 4,5 |
| WB2012TR024-R6 | 392290,75 | 5780852,31 | 271,492 | 165 | 3,5 |
| WB2012TR024-R7 | 392289,44 | 5780848,02 | 271,549 | 172 | 5 |
| WB2012TR024-R8 | 392297,08 | 5780839,08 | 270,374 | 150 | 3 |
| WB2012TR025-R1 | 392206,89 | 5780790,53 | 268,042 | 153 | 7 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR025-R2 | 392209,58 | 5780782,7 | 267,236 | 156 | 5 |
| WB2012TR025-R3 | 392211,46 | 5780782,79 | 267,407 | 20 | 3 |
| WB2012TR025-R4 | 392214,47 | 5780775,65 | 267,245 | 235 | 2 |
| WB2012TR025-R5 | 392213,91 | 5780774,41 | 267,183 | 140 | 4 |
| WB2012TR026-R1 | 392192,32 | 5780834,76 | 269,142 | 165 | 13 |
| WB2012TR027-R1 | 392153,77 | 5780925,93 | 262 | 170 | 1,5 |
| WB2012TR027-R2 | 392156,06 | 5780916,82 | 262,153 | 160 | 1 |
| WB2012TR027-R3 | 392159,79 | 5780909,32 | 263,936 | 165 | 1 |
| WB2012TR028-G1 | 0 | 0 | 255 | 0 | 0,3 |
| WB2012TR028-R1 | 392411,93 | 5781160,75 | 255,091 | 160 | 14,5 |
| WB2012TR028-R2 | 392409,58 | 5781153,24 | 256,245 | 160 | 15 |
| WB2012TR028-R3 | 392404,41 | 5781155,6 | 254,507 | 166 | 21,5 |
| WB2012TR028-R4 | 392397,8 | 5781151,39 | 254,299 | 160 | 15 |
| WB2012TR028-R5 | 392402,18 | 5781134,58 | 257,337 | 160 | 6 |
| WB2012TR030-R1 | 392509,07 | 5781077,67 | 255,728 | 163 | 20 |
| WB2012TR030-R2 | 392503,02 | 5781089,73 | 256,488 | 160 | 8 |
| WB2012TR030-R3 | 392501,3 | 5781081,03 | 256,26 | 160 | 30 |
| WB2012TR030-R4 | 392500,86 | 5781073,13 | 256,446 | 165 | 16,5 |
| WB2012TR031-G1 | 392590,95 | 5781122,44 | 260,322 | 0 | 1 |
| WB2012TR031-G2 | 392581,83 | 5781127,39 | 260,511 | 0 | 1 |
| WB2012TR031-G3 | 392587,76 | 5781109,33 | 259,89 | 0 | 1 |
| WB2012TR031-R1 | 392584,48 | 5781132,15 | 260,473 | 168 | 21 |
| WB2012TR031-R2 | 392583,11 | 5781117,13 | 259,484 | 170 | 15 |
| WB2012TR031-R3 | 392579,9 | 5781107,65 | 259,63 | 144 | 17,5 |
| WB2012TR035-R1 | 392097 | 5780182 | 258,8 | 155 | 7 |
| WB2012TR035-R2 | 392107 | 5780163 | 258,8 | 130 | 9 |
| WB2012TR035-R3 | 392111 | 5780152 | 258,8 | 150 | 7 |
| WB2012TR035-R4 | 392110 | 5780164 | 258,8 | 110 | 3 |
| WB2012TR036-G1 | 392242 | 5779761 | 258,4 | 184 | 1,2 |
| WB2012TR036-R1 | 392250 | 5779770 | 258,4 | 175 | 2,4 |
| WB2012TR036-R2 | 392248 | 5779765 | 258,4 | 165 | 19 |
| WB2012TR036-R3 | 392247 | 5779765 | 258,4 | 221 | 9 |
| WB2012TR036-R4 | 392242 | 5779777 | 258,4 | 202 | 10,9 |
| WB2012TR036-R5 | 392237 | 5779778 | 258,3 | 145 | 10 |
| WB2012TR036-R6 | 392252 | 5779774 | 258,4 | 160 | 11,85 |
| WB2012TR037-G1 | 392497 | 5779746 | 258,8 | 223 | 0,43 |
| WB2012TR037-G2 | 392495 | 5779740 | 258,8 | 176 | 0,46 |
| WB2012TR037-G3 | 392492 | 5779737 | 258,8 | 163 | 0,4 |
| WB2012TR037-G4 | 392486 | 5779737 | 258,8 | 156 | 0,9 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR037-G5 | 392498 | 5779750 | 258,8 | 0 | 0,5 |
| WB2012TR037-G6 | 392498 | 5779740 | 258,8 | 0 | 0,5 |
| WB2012TR037-R1 | 392499 | 5779751 | 258,8 | 230 | 7 |
| WB2012TR037-R2 | 392489 | 5779746 | 258,8 | 155 | 17 |
| WB2012TR037-R3 | 392487 | 5779731 | 258,8 | 165 | 2 |
| WB2012TR037-R4 | 392482 | 5779738 | 258,8 | 158 | 11 |
| WB2012TR038-G1 | 392242 | 5779795 | 258,5 | 165 | 0,56 |
| WB2012TR038-G2 | 392243 | 5779787 | 258,5 | 207 | 0,5 |
| WB2012TR038-R1 | 392244 | 5779795 | 258,5 | 159 | 7,9 |
| WB2012TR040-R1 | 392706 | 5780092 | 258 | 175 | 7 |
| WB2012TR040-R2 | 392694 | 5780090 | 258 | 155 | 13 |
| WB2012TR040-R3 | 392685 | 5780093 | 258 | 170 | 14 |
| WB2012TR041-G1 | 392500,38 | 5781179,42 | 257,918 | 0 | 1 |
| WB2012TR041-R1 | 392502,39 | 5781178,26 | 258,085 | 145 | 13 |
| WB2012TR044-G1 | 392652,71 | 5781096,75 | 262,971 | 0 | 1 |
| WB2012TR044-G2 | 392650,12 | 5781090,18 | 262,482 | 0 | 1 |
| WB2012TR044-G3 | 392643,02 | 5781104,55 | 262,731 | 0 | 1 |
| WB2012TR044-G4 | 392642,92 | 5781096,12 | 262,279 | 0 | 1 |
| WB2012TR044-G5 | 392641,33 | 5781092,22 | 261,693 | 0 | 1 |
| WB2012TR044-G6 | 392634,43 | 5781098,04 | 262,337 | 0 | 1 |
| WB2012TR044-R1 | 392646,45 | 5781107,86 | 263,226 | 155 | 21 |
| WB2012TR044-R2 | 392640,56 | 5781106,22 | 262,596 | 168 | 22 |
| WB2012TR044-R3 | 392636,82 | 5781104,43 | 261,994 | 180 | 9 |
| WB2012TR045-G1 | 392373,63 | 5780963,38 | 266,811 | 0 | 1 |
| WB2012TR045-G2 | 392371,95 | 5780957,13 | 267,511 | 0 | 1 |
| WB2012TR045-G3 | 392365,32 | 5780959,7 | 268,757 | 0 | 0,3 |
| WB2012TR045-G5 | 392374,75 | 5780926,18 | 266,045 | 0 | 0,2 |
| WB2012TR045-G6 | 392377,81 | 5780922,3 | 264,966 | 0 | 0,3 |
| WB2012TR045-R1 | 392375,78 | 5780960,72 | 266,463 | 177 | 40 |
| WB2012TR045-R2 | 392369,18 | 5780977,17 | 267,663 | 178 | 30 |
| WB2012TR045-R3 | 392359,23 | 5780976,27 | 268,626 | 159 | 23 |
| WB2012TR045-R4 | 392366,6 | 5780954,61 | 268,52 | 176 | 39 |
| WB2012TR045-R5 | 392373,86 | 5780922,32 | 265,601 | 152 | 4 |
| WB2012TR045-R6 | 392379,17 | 5780942,35 | 266,663 | 180 | 8 |
| WB2012TR046-G1 | 392402,53 | 5780949,26 | 262,991 | 0 | 1 |
| WB2012TR046-G2 | 392398,18 | 5780952,14 | 263,966 | 0 | 0,5 |
| WB2012TR046-G3 | 392396 | 5780950,57 | 264,165 | 0 | 0,3 |
| WB2012TR046-G4 | 392393,75 | 5780944,84 | 264,938 | 0 | 1 |
| WB2012TR046-G5 | 392396,39 | 5780940,4 | 262,786 | 0 | 1 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR046-R1 | 392403,32 | 5780956,43 | 262,688 | 153 | 2,5 |
| WB2012TR046-R2 | 392405,42 | 5780953,1 | 262,531 | 150 | 2,5 |
| WB2012TR046-R3 | 392397,86 | 5780956,08 | 263,737 | 160 | 5 |
| WB2012TR046-R4 | 392399,57 | 5780950,72 | 263,657 | 150 | 5,75 |
| WB2012TR046-R5 | 392392,78 | 5780952,63 | 264,19 | 158 | 4 |
| WB2012TR046-R6 | 392399,84 | 5780942,62 | 262,318 | 154 | 7 |
| WB2012TR046-R7 | 392394,76 | 5780948,25 | 264,455 | 155 | 7 |
| WB2012TR047-G1 | 392118,37 | 5780755,04 | 264,884 | 0 | 0,25 |
| WB2012TR047-G2 | 392120,74 | 5780741,73 | 262,269 | 0 | 0,25 |
| WB2012TR047-R1 | 392118,8 | 5780756,73 | 265,035 | 169 | 10 |
| WB2012TR047-R2 | 392117,88 | 5780745,36 | 263,347 | 158 | 15 |
| WB2012TR047-R3 | 392121,91 | 5780746,9 | 263,909 | 160 | 2,5 |
| WB2012TR048-G1 | 0 | 0 | 0 | 55 | 0,4 |
| WB2012TR048-R1 | 392145,02 | 5780956,74 | 251,89 | 155 | 11 |
| WB2012TR048-R2 | 392144,39 | 5780951,87 | 252,677 | 60 | 4,4 |
| WB2012TR048-R3 | 392143,89 | 5780948,46 | 253,012 | 156 | 2,4 |
| WB2012TR050-R1 | 392400,25 | 5781088,52 | 257,895 | 150 | 8 |
| WB2012TR050-R2 | 392400,22 | 5781079,05 | 257,861 | 145 | 5 |
| WB2012TR050-R3 | 392399,31 | 5781070,9 | 258,285 | 155 | 9 |
| WB2012TR050-R4 | 392399,35 | 5781059,04 | 259,186 | 145 | 4 |
| WB2012TR055-G1 | 392284,77 | 5780927,09 | 272,202 | 0 | 0,42 |
| WB2012TR055-G2 | 392275,93 | 5780913,84 | 272,146 | 0 | 0,35 |
| WB2012TR055-R1 | 392291,24 | 5780933,5 | 272,24 | 160 | 6,5 |
| WB2012TR055-R2 | 392280,8 | 5780939,98 | 271,683 | 165 | 20 |
| WB2012TR055-R3 | 392274,74 | 5780935,92 | 271,223 | 163 | 8,5 |
| WB2012TR055-R4 | 392277,7 | 5780924,59 | 271,91 | 180 | 18 |
| WB2012TR056-G1 | 392441,71 | 5781084,27 | 258,513 | 0 | 1 |
| WB2012TR056-G2 | 392440,23 | 5781082,21 | 258,708 | 0 | 0,3 |
| WB2012TR056-G3 | 392442,13 | 5781078,88 | 259,206 | 0 | 0,4 |
| WB2012TR056-R1 | 392437,37 | 5781091,05 | 258,257 | 162 | 28 |
| WB2012TR056-R2 | 392443,91 | 5781063,17 | 260,302 | 164 | 6 |
| WB2012TR057-R1 | 392488,57 | 5781203,1 | 254,864 | 154 | 4 |
| WB2012TR057-R2 | 392483,3 | 5781203,2 | 254,832 | 175 | 5 |
| WB2012TR058-G1 | 392335 | 5779756 | 258,4 | 170 | 0,5 |
| WB2012TR058-G2 | 392328 | 5779758 | 258,4 | 165 | 0,5 |
| WB2012TR058-G7 | 0 | 0 | 0 | 0 | 0,5 |
| WB2012TR058-R1 | 392342 | 5779761 | 258,3 | 155 | 11 |
| WB2012TR058-R2 | 392337 | 5779765 | 258,4 | 155 | 17 |
| WB2012TR058-R3 | 392336 | 5779749 | 258,4 | 150 | 3,5 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR058-R4 | 392323 | 5779765 | 258,4 | 170 | 14,6 |
| WB2012TR059-R1 | 392722 | 5780066 | 258,4 | 145 | 19 |
| WB2012TR059-R2 | 392721 | 5780067 | 258,4 | 110 | 1,5 |
| WB2012TR059-R3 | 392728 | 5780046 | 258,2 | 155 | 1 |
| WB2012TR059-R4 | 392718 | 5780067 | 258,4 | 160 | 5 |
| WB2012TR060-R1 | 392160 | 5779611 | 256,4 | 175 | 17,2 |
| WB2012TR060-R2 | 392157 | 5779606 | 255,5 | 184 | 15 |
| WB2012TR060-R3 | 392150 | 5779605 | 255,5 | 168 | 19 |
| WB2012TR060-R4 | 392142 | 5779599 | 255,5 | 167 | 12,5 |
| WB2012TR063-R1 | 392084 | 5779676 | 255,4 | 180 | 5 |
| WB2012TR063-R2 | 392080 | 5779680 | 255,4 | 195 | 12 |
| WB2012TR063-R3 | 392075 | 5779667 | 255,4 | 190 | 10 |
| WB2012TR063-R4 | 392087 | 5779674 | 255,4 | 170 | 1 |
| WB2012TR064-R1 | 392798,96 | 5781193,01 | 260,954 | 164 | 7 |
| WB2012TR064-R2 | 392800,95 | 5781184,86 | 260,614 | 157 | 12 |
| WB2012TR064-R3 | 392795,58 | 5781177,63 | 261,512 | 150 | 5 |
| WB2012TR064-R4 | 392812,56 | 5781166,92 | 259,757 | 156 | 5 |
| WB2012TR064-R5 | 392815,79 | 5781159,41 | 258,63 | 160 | 4 |
| WB2012TR065-R1 | 392443 | 5781477 | 244,8 | 170 | 8 |
| WB2012TR065-R2 | 392443 | 5781479 | 244,8 | 165 | 4 |
| WB2012TR065-R3 | 392433 | 5781487 | 244,8 | 177 | 6 |
| WB2012TR065-R4 | 392445 | 5781466 | 244,8 | 174 | 3 |
| WB2012TR066-R1 | 390736 | 5780199 | 244 | 170 | 7 |
| WB2012TR066-R2 | 390727 | 5780198 | 244 | 150 | 7 |
| WB2012TR066-R3 | 390721 | 5780201 | 244 | 160 | 2 |
| WB2012TR066-R4 | 390726 | 5780207 | 244 | 105 | 6 |
| WB2012TR067-R1 | 390753 | 5780164 | 244 | 150 | 3 |
| WB2012TR067-R2 | 390751 | 5780167 | 244 | 140 | 1,5 |
| WB2012TR067-R3 | 390752 | 5780160 | 244 | 140 | 2,5 |
| WB2012TR067-R4 | 390742 | 5780169 | 244 | 150 | 16 |
| WB2012TR069-R1 | 390719 | 5780165 | 244 | 185 | 2 |
| WB2012TR070-R1 | 390108 | 5779513 | 258 | 120 | 8,5 |
| WB2012TR070-R2 | 390103 | 5779513 | 258 | 160 | 6,5 |
| WB2012TR072-G1 | 389893 | 5779542 | 248 | 170 | 1 |
| WB2012TR072-R1 | 389890 | 5779545 | 248 | 170 | 7 |
| WB2012TR073-R1 | 389553 | 5779880 | 229 | 210 | 7 |
| WB2012TR073-R2 | 389549 | 5779885 | 229 | 220 | 6 |
| WB2012TR074-G1 | 389317 | 5779943 | 229 | 245 | 1 |
| WB2012TR076-R1 | 389188 | 5779896 | 229 | 140 | 8 |

| Hole Name | Easting Nad 27, zone 18 | Northing Nad 27, zone 18 | Elevation (meters) | Azimuth (degrees) | Length (meters) |
|---|---|---|---|---|---|
| WB2012TR076-R2 | 389189 | 5779897 | 229 | 150 | 3 |
| WB2012TR077-G1 | 388507 | 5779815 | 243,7 | 0 | 0,5 |
| WB2012TR077-R1 | 388505 | 5779817 | 243,7 | 130 | 4 |
| WB2012TR078-G1 | 388443 | 5779954 | 244 | 150 | 0,5 |
| WB2012TR078-R1 | 388441 | 5779960 | 244 | 100 | 11 |
| WB2012TR079-G1 | 392080,67 | 5780734,38 | 259,756 | 270 | 0,25 |
| WB2012TR079-G2 | 392084 | 5780729,84 | 258,955 | 139 | 0,25 |
| WB2012TR079-R1 | 392081,7 | 5780736,98 | 258,017 | 170 | 7,4 |
| WB2012TR079-R2 | 392082,41 | 5780725,96 | 260,116 | 166 | 4 |
| WB2012TR079-R3 | 392079,8 | 5780720,7 | 260,5 | 162 | 2,5 |
| WB2012TR080-G1 | 392366,2 | 5781031,15 | 263,286 | 0 | 0,5 |
| WB2012TR080-R1 | 392360,07 | 5781042,11 | 261,546 | 150 | 26 |
| WB2012TR081-G1 | 392160,96 | 5780765,46 | 266,195 | 0 | 0,25 |
| WB2012TR081-R1 | 392259,47 | 5780839,54 | 270,951 | 152 | 4 |
| WB2012TR081-R10 | 392166,32 | 5780785,35 | 267,156 | 169 | 10 |
| WB2012TR081-R11 | 392162,79 | 5780783 | 266,92 | 162 | 10,5 |
| WB2012TR081-R12 | 392152,63 | 5780782,8 | 266,787 | 152 | 9 |
| WB2012TR081-R13 | 392154,29 | 5780773,75 | 266,437 | 148 | 7 |
| WB2012TR081-R14 | 392159,13 | 5780766,52 | 266,074 | 135 | 15 |
| WB2012TR081-R15 | 392145,32 | 5780771,88 | 266,069 | 155 | 6,7 |
| WB2012TR081-R16 | 392131,09 | 5780759,25 | 265,385 | 166 | 3,5 |
| WB2012TR081-R2 | 392247,27 | 5780832,01 | 270,238 | 150 | 5 |
| WB2012TR081-R3 | 392236 | 5780824,69 | 269,821 | 160 | 5,1 |
| WB2012TR081-R4 | 392221,89 | 5780816,2 | 269,288 | 160 | 4,5 |
| WB2012TR081-R5 | 392217,21 | 5780812,04 | 269,089 | 152 | 4 |
| WB2012TR081-R6 | 392205,6 | 5780806,1 | 268,567 | 150 | 3,5 |
| WB2012TR081-R7 | 392192,43 | 5780799,52 | 268,298 | 162 | 5 |
| WB2012TR081-R8 | 392184,84 | 5780794,11 | 267,678 | 164 | 5 |
| WB2012TR081-R9 | 392172,44 | 5780788,32 | 267,336 | 166 | 6 |
| WB2012TR082-R1 | 392738,38 | 5781125,57 | 262,354 | 146 | 5 |
| WB2012TR082-R2 | 392741,52 | 5781116,95 | 262,117 | 134 | 4 |
| WB2012TR082-R3 | 392742,33 | 5781111,68 | 262,6 | 123 | 4 |
| WB2012TR082-R4 | 392743,75 | 5781107,95 | 262,315 | 129 | 5 |
| WB2012TR083-R1 | 392271,93 | 5780852,27 | 271,945 | 150 | 9,5 |
| WB2012TR083-R2 | 392274,88 | 5780841,11 | 271,219 | 152 | 2 |
| | | | | Total : | 2220,48 |

**Table 4: Summary of channels performed during 2012 exploration program on Wabamisk project.**

| WB2012TR-006 | | | | |
|---|---|---|---|---|
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR006-R1 | 20,6 | 22 | 1,40 | 1,24 |

| WB2012TR-011 | | | | |
|---|---|---|---|---|
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR011-R1 | 1,40 | 1,75 | 0,35 | 2,11 |
| WB2012TR011-R1 | 3,00 | 4,00 | 1,00 | 18,35 |
| WB2012TR011-R2 | 6,00 | 7,00 | 1,00 | 1,99 |
| WB2012TR011-R3 | 6,00 | 9,50 | 3,50 | 3,30 |
| WB2012TR011-R4 | 0,00 | 4,00 | 4,00 | 9,66 |
| WB2012TR011-R5 | 1,00 | 2,70 | 1,70 | 18,15 |
| including | 1,70 | 2,70 | 1,00 | 26,80 |
| WB2012TR011-R6 | NSV (outside Mustang vein) | | | |
| WB2012TR011-R7 | 0,00 | 2,70 | 2,70 | 4,46 |
| including | 0,00 | 0,20 | 0,20 | 11,50 |
| and | 0,20 | 1,00 | 0,80 | 9,72 |
| WB2012TR011-R8 | 3,00 | 6,00 | 3,00 | 3,71 |
| including | 5,10 | 6,00 | 0,90 | 10,80 |
| WB2012TR011-R9 | 1,70 | 2,50 | 0,80 | 2,57 |
| WB2012TR011-R10 | 0,00 | 2,10 | 2,10 | 1,02 |
| WB2012TR011-R11 | 4,00 | 6,30 | 2,30 | 2,78 |
| WB2012TR011-R12 | 0,00 | 2,40 | 2,40 | 8,47 |
| including | 0,80 | 1,70 | 0,90 | 20,30 |

| WB2012TR-024 | | | | |
|---|---|---|---|---|
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR024-R1 | NSV | | | |
| WB2012TR024-R2 | NSV (outside Mustang vein) | | | |
| WB2012TR024-R3 | NSV (outside Mustang vein) | | | |
| WB2012TR024-R4 | NSV (outside Mustang vein) | | | |

| WB2012TR045 | | | | |
|---|---|---|---|---|
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR045-R1 | 24,00 | 26,00 | 2,00 | 1,88 |
| WB2012TR045-R2 | 19,50 | 21,00 | 1,50 | 0,89 |
| | NSV (outside Mustang vein) | | | |
| WB2012TR045-R2 | 23,00 | 24,00 | 1,00 | 1,35 |
| | NSV (outside Mustang vein) | | | |
| WB2012TR045-R3 | 21,00 | 22,00 | 1,00 | 1,43 |
| | NSV (outside Mustang vein) | | | |
| WB2012TR045-R4 | 3,50 | 4,00 | 0,50 | 1,56 |
| WB2012TR045-R4 | 21,00 | 24,00 | 3,00 | 2,21 |
| WB2012TR045-R5 | 1,00 | 2,00 | 1,00 | 1,67 |

| | | | | |
|---|---|---|---|---|
| | NSV (outside Mustang vein) | | | |
| WB2012TR045-R6 | 2,00 | 6,60 | 4,60 | 23.28 (NC)<br>(11.14 C) |
| including | 2,80 | 4,00 | 1,20 | 80,80 |
| **WB2012TR046** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR046-R1 | NSV | | | |
| WB2012TR046-R2 | 1,00 | 2,50 | 1,50 | 1,04 |
| WB2012TR046-R3 | 3,00 | 5,00 | 2,00 | 1,14 |
| WB2012TR046-R4 | 1,00 | 3,00 | 2,00 | 0,85 |
| WB2012TR046-R5 | NSV | | | |
| WB2012TR046-R6 | NSV (outside Mustang vein) | | | |
| WB2012TR046-R7 | 1,20 | 4,2 | 3 | 1 |
| **WB2012TR047** | | | | |
| WB2012TR047-R1 | NSV | | | |
| WB2012TR047-R2 | NSV (outside Mustang vein) | | | |
| WB2012TR047-R3 | NSV (outside Mustang vein) | | | |
| **WB2012TR079** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR079-R1 | NSV | | | |
| WB2012TR079-R2 | NSV (outside Mustang vein) | | | |
| WB2012TR079-R3 | NSV (outside Mustang vein) | | | |
| **WB2012TR081** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR081-R1 | 2,25 | 3,15 | 0,90 | 2,66 |
| WB2012TR081-R2 | 2,15 | 3,00 | 0,85 | 10,15 |
| WB2012TR081-R3 | 2,00 | 3,10 | 1,10 | 1,92 |
| WB2012TR081-R4 | 1,10 | 2,40 | 1,30 | 1,44 |
| WB2012TR081-R5 | 0,50 | 1,80 | 1,30 | 4,51 |
| WB2012TR081-R6 | 1,35 | 2,10 | 0,75 | 3,76 |
| WB2012TR081-R7 | 3,00 | 4,00 | 1,00 | 1,00 |
| WB2012TR081-R8 | 1,65 | 2,30 | 0,65 | 0,56 |
| WB2012TR081-R9 | 2,00 | 3,70 | 1,70 | 0,73 |
| WB2012TR081-R10 | 2,70 | 8,05 | 5,35 | 1,27 |
| WB2012TR081-R10 | 9,00 | 10,00 | 1,00 | 0,76 |
| | NSV (outside Mustang vein) | | | |
| WB2012TR081-R11 | 2,00 | 6,00 | 4,00 | 2,10 |
| WB2012TR081-R12 | 7,00 | 9,00 | 2,00 | 1,07 |
| WB2012TR081-R13 | 0,00 | 5,00 | 5,00 | 3,60 |
| including | 0,00 | 1,00 | 1,00 | 11,60 |
| WB2012TR081-R14 | NSV (outside Mustang vein) | | | |

| | | | | |
|---|---|---|---|---|
| WB2012TR081-R15 | 5,00 | 6,70 | 1,70 | 7,65 |
| WB2012TR081-R16 | 1,00 | 3,00 | 2,00 | 3,29 |
| **WB2012TR083** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR083-R1 | 6,00 | 6,80 | 0,80 | 3,78 |
| WB2012TR083-R2 | NSV (outside Mustang vein) | | | |

**Table 5: Significant assay results obtained in 2012 from Mustang vein on Wabamisk project (NSV: no significant value, C: but, NC: uncut).**

| **WB2012AMB016** | | | | |
|---|---|---|---|---|
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012AMB016-R3 | 0,00 | 2,00 | 2,00 | 1,01 |
| WB2012AMB016-R3 | 4,00 | 5,00 | 1,00 | 0,85 |
| **WB2012AMB048** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012AMB016-R1 | 2,00 | 4,00 | **2,00** | **6,73** |
| **WB2012LM031** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012LM031-R1 | 0,00 | 1,00 | 1,00 | 0,54 |
| WB2012LM031-R2 | 0,00 | 1,00 | 1,00 | 5,36 |
| **WB2012TR001** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR001-R1 | 8,70 | 9,00 | **0,30** | **15,50** |
| WB2012TR001-R1 | 18,00 | 19,00 | 1,00 | 1,86 |
| WB2012TR001-R1 | 21,00 | 24,00 | **3,00** | **3,59** |
| WB2012TR001-R2 | 9,70 | 12,00 | 2,30 | 0,30 |
| WB2012TR001-R3 | 0,90 | 5,10 | **4,20** | **5,08** |
| WB2012TR001-R3 | 15,00 | 18,00 | 3,00 | 1,10 |
| WB2012TR001-R4 | 5,00 | 6,20 | 1,20 | 2,99 |
| WB2012TR001-R4 | 18,00 | 22,00 | **4,00** | **2,42** |
| WB2012TR001-R4 | 25,70 | 27,30 | 1,60 | 2,36 |
| WB2012TR001-R4 | 32,00 | 34,00 | 2,00 | 0,70 |
| WB2012TR001-R6 | 2,30 | 2,60 | 0,30 | 2,63 |
| WB2012TR001-R6 | 10,80 | 11,60 | 0,80 | 1,70 |
| WB2012TR001-R7 | 13,90 | 15,00 | **1,10** | **17,85** |
| WB2012TR001-R8 | 12,30 | 13,20 | 0,90 | 1,31 |
| **WB2012TR002** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR002-R1 | 5,00 | 5,90 | 0,90 | 3,51 |
| WB2012TR002-R1 | 8,80 | 12,90 | 4,10 | 1,80 |
| WB2012TR002-R2 | 2,80 | 5,00 | **2,20** | **4,09** |

| WB2012TR003 | | | | |
|---|---|---|---|---|
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR003-R1 | 2,85 | 4,40 | 1,55 | 3,36 |
| WB2012TR003-R2 | 5,30 | 7,10 | 1,80 | 1,22 |
| WB2012TR003-R3 | 7,50 | 12,20 | 4,70 | 1,40 |
| WB2012TR003-R4 | 1,00 | 2,00 | 1,00 | 11,45 |
| WB2012TR003-R4 | 10,50 | 12,00 | 1,50 | 0,38 |
| **WB2012TR004** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR004-R1 | 2,50 | 4,00 | 1,50 | 1,01 |
| WB2012TR004-R3 | 1,40 | 3,45 | 2,05 | 1,51 |
| WB2012TR004-R4 | 1,70 | 8,50 | **6,80** | **2,47** |
| WB2012TR004-R5 | 2,05 | 9,00 | **6,95** | **3,45** |
| including | 2,05 | 2,70 | **0,65** | **22,30** |
| WB2012TR004-R6 | 1,00 | 2,00 | 1,00 | 5,48 |
| WB2012TR004-R7 | 1,00 | 2,00 | 1,00 | 1,44 |
| WB2012TR004-R7 | 5,70 | 7,00 | 1,30 | 3,09 |
| WB2012TR004-R9 | 7,00 | 8,00 | 1,00 | 15,70 |
| **WB2012TR-005** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR005-R1 | 1,00 | 2,00 | 1,00 | 0,22 |
| WB2012TR005-R2 | 3,20 | 6,00 | 2,80 | 1,36 |
| WB2012TR005-R3 | 11,00 | 13,00 | 2,00 | 1,41 |
| WB2012TR005-R6 | 0,00 | 2,20 | 2,20 | 1,74 |
| **WB2012TR007** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR007-R2 | 0,00 | 1,00 | 1,00 | 1,71 |
| WB2012TR007-R3 | 0,00 | 1,00 | **1,00** | **6,38** |
| **WB2012TR009** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR009-R1 | 9,30 | 10,15 | 0,85 | 1,12 |
| WB2012TR009-R2 | 11,00 | 13,00 | 2,00 | 0,59 |
| WB2012TR009-R4 | 7,00 | 8,00 | 1,00 | 1,36 |
| WB2012TR009-R4 | 11,00 | 19,00 | 8,00 | 0,90 |
| including | 11,00 | 14,00 | 3,00 | 1,72 |
| WB2012TR009-R5 | 3,00 | 4,00 | 1,00 | 0,94 |
| **WB2012TR015** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR015-R2 | 22,00 | 25,00 | **3,00** | **4,99** |
| **WB2012TR016** | | | | |

| Channel/Rainure | From/De | To/À | Length/Longueur | Au g/t |
|---|---|---|---|---|
| WB2012TR016-R1 | 0,00 | 1,00 | 1,00 | 1,53 |
| WB2012TR016-R1 | 5,00 | 6,00 | 1,00 | 0,99 |
| **WB2012TR020** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR-020-R3 | 1,00 | 1,70 | 0,70 | 0,84 |
| **WB2012TR021** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR021-R1 | 12,00 | 13,00 | 1,00 | 0,33 |
| **WB2012TR028** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR-028-R1 | 14,00 | 14,50 | 0,50 | 1,46 |
| WB2012TR-028-R2 | 2,10 | 3,00 | 0,90 | 1,16 |
| WB2012TR-028-R3 | 4,00 | 5,00 | 1,00 | 1,19 |
| WB2012TR-028-R4 | 0,00 | 2,00 | **2,00** | **3,02** |
| WB2012TR-028-R4 | 10,00 | 11,00 | 1,00 | 1,75 |
| **WB2012TR030** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR-030-R4 | 1,00 | 2,00 | 1,00 | 0,91 |
| **WB2012TR031** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR031-R1 | 4,00 | 5,00 | **1,00** | **17,50** |
| WB2012TR031-R2 | 3,00 | 5,00 | 2,00 | 0,69 |
| WB2012TR031-R2 | 8,50 | 9,00 | 0,50 | 0,98 |
| WB2012TR031-R3 | 0,00 | 4,00 | **4,00** | **5,47** |
| **WB2012TR036** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR036-R5 | 4,90 | 5,90 | 1,00 | 5,95 |
| **WB2012TR041** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR041-R1 | 5,00 | 6,00 | 1,00 | 0,80 |
| **WB2012TR044** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR044-R1 | 12,50 | 13,00 | 0,50 | 3,46 |
| WB2012TR044-R2 | 12,40 | 13,50 | 1,10 | 0,86 |
| **WB2012TR050** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR050-R3 | 5,00 | 6,70 | 1,70 | 2,81 |
| **WB2012TR056** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |

| | | | | |
|---|---|---|---|---|
| WB2012TR056-R1 | 12,00 | 12,50 | 0,50 | 1,66 |
| WB2012TR056-R1 | 13,50 | 14,00 | 0,50 | 0,54 |
| WB2012TR056-R1 | 19,00 | 20,00 | 1,00 | 1,10 |
| WB2012TR056-R1 | 21,00 | 24,00 | 3,00 | 1,30 |
| WB2012TR056-R1 | 27,00 | 28,00 | 1,00 | 0,63 |
| WB2012TR056-R2 | 0,00 | 2,00 | 2,00 | 1,24 |
| **WB2012TR060** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR060-R2 | 5,00 | 6,00 | 1,00 | 0,73 |
| **WB2012TR064** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR064-R4 | 3,00 | 4,00 | **1,00** | **6,54** |
| **WB2012TR067** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR067-R1 | 2,00 | 3,00 | 1,00 | 0,72 |
| **WB2012TR080** | | | | |
| **Channel/Rainure** | **From/De** | **To/À** | **Length/Longueur** | **Au g/t** |
| WB2012TR080-R1 | 8,00 | 9,00 | 1,00 | 0,89 |
| WB2012TR080-R1 | 11,00 | 12,10 | **1,10** | **21,30** |

**Table 6: Significant assay results obtained on Wabamisk project in 2012 outside of Mustang vein.**

# ITEM 10 DRILLING

This section is not applicable to this report.

# ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Almost all the grab samples taken during prospecting and mapping of the Wabamisk grid were analyzed by the Au+Scan package (described below). These samples were crushed in their entirety at the ALS Minerals preparation laboratory in Val-d'Or to >70% passing 2 mm (10 mesh; ALS Minerals procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (< 2 mm). The split portion derived from the crushing process was pulverized using a ring mill to > 85% passing 75 µm (200 mesh - ALS Minerals procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Minerals laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The Au+Scan package includes quantitative detection of Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the Au-AA23 procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the Au-GRA21 procedure (AAS followed by gravimetric finish)

Due to the coarse-grained nature of the gold mineralization in the Main Stripped Zone sector it was deemed necessary early on in the program to use the metallic sieve procedure for gold analyses of the channel samples so as to minimize the nugget effect. These samples, typically weighing between 2 and 5 kg, were ground in their entirety to 70% < 10 mesh. A split of 1 kg was separated and the reject material was stored. The 1 kg split was pulverized to 95% passing 106 microns (150 mesh), and the sample sifted to 106 microns. The +106 micron fraction and 2 aliquots of the -106 micron fraction (whose gold content is averaged) were analysed for gold by fire assay with gravimetric finish (Au-SCR21). A weighted average of gold for the coarse- and fine-grained fractions was calculated and reported. Gold was also determined by fire assay and AAS finish using the Au-AA25 procedure, which is similar to the Au-AA23 procedure mentioned above.

The authors are of the opinion that sample preparation, security and analytical procedures were adequate to ensure the quality of the analytical results.

## ITEM 12 DATA VERIFICATION

The authors of the present report were directly involved in collecting, recording, interpreting and presenting the data in this report and in the accompanying maps and sections. Data was reviewed and checked by the authors and is believed to be accurate.

In addition to the internal quality checks used by the ALS Minerals laboratory, the exploration work conducted by Virginia Mines was undertaken using a quality assurance and quality control program according to industry standards for early-stage exploration projects. These procedures are essential to monitor and control (1) accuracy, (2) precision and (3) possible contamination of the samples. For this campaign, gold standards and blanks were employed to monitor the assay results of the channel samples.

Typically, each batch of 20 consisted of sixteen channel samples, a blank and four different gold standards from Rocklabs Inc. The blank and standards were placed numbered sequence at pre-determined positions. In all, 137 blanks, 136 SH65 standards, 143 SK62 standards, 52 SN60 standards and 78 SP59 standards were used during the campaign. This represents a total of 547 quality control samples out of 2860 analyses, or 19¼%. The Rocklabs' reference materials used, which are composed of various mixtures of feldspar, basalt, pyrite and gold-bearing minerals, were (1) SH65, grading 1.348 g/t Au; (2) SK62, grading 4.074 g/t Au; (3) SN60, grading 8.595 g/t Au and (4) SP59 grading 18.12 g/t Au. Two types of uncertified blanks were used, crushed granite and crushed dolomite commonly employed in the landscaping industry.

### 12.1 Reference material validation

The standards were used to monitor accuracy and precision. Their values were inserted into a Microsoft Excel template designed by the qualified staff at Rocklabs and interpreted according to the recommendations listed in the template.

12.1.1 Standard SH65 (1.348 g/t Au)

The process chart and table results are presented in Appendix 10. The precision, expressed as the percentage of relative standard deviation, is 5.5%, while the accuracy, expressed as the percentage difference from the assigned value, is -5.3%. This is considered as "industry typical". Gross outliers represent only 1.5% of the results, which is considered "good".

12.1.2 Standard SK62 (4.074 g/t Au)

The process chart and table results are presented in Appendix 10. The precision is 4.0%, while the accuracy is -4.7%. This is considered as "industry typical". Gross outliers represent only 0.7% of the results, which is considered "good".

12.1.3 Standard SN60 (8.595 g/t Au)

The process chart and table results are presented in Appendix 10. The precision is 5.8%, while the accuracy is -6.8%. This is considered as "industry typical". Gross outliers represent 1.9% of the results, which is also considered to be "industry typical".

12.1.4 Standard SP59 (18.12 g/t Au)

The process chart and table results are presented in Appendix 10. The precision is 3.8%, while the accuracy is -4.2%. This is considered as "industry typical". Gross outliers represent 1.3% of the results, which is also considered to be "industry typical".

### 12.2 Blank validation

Blank samples were employed to monitor contamination in the laboratory. A total of 137 blank samples were inserted in the routine sampling line. All gold concentrations of the blanks are listed in Appendix 11. Assays for blanks should be less than 5 times the limit of detection of the analytical method, in this case 0.005 ppm Au for the Au-AA23 method and 0.01 ppm for the Au-AA25 method. Therefore, the gold content in the blank sample should be less than < 0.025 and < 0.05 ppm Au to be considered acceptable. All blank samples except four are under these acceptable limits so we can assume that no significant detectable contamination occurred.

Two of these cases (samples 285631 from WB2012TR081-R3 and 285811 from WB2012TR081-R2) are probably due to slight contamination from high-grade gold samples immediately upstream from these blanks. One of the other two, blank 285951 from WB2012TR040-R3, was possibly contaminated from other nearby low grade samples. Lastly, blank 283731 from WB2012TR045-R2, was possibly slightly contaminated in an erratic fashion as samples immediately upstream and downstream from this blank were below detection limits.

## ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

## ITEM 14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

## ITEM 15 MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

## ITEM 16 MINING METHODS

This section is not applicable to this report.

## ITEM 17 RECOVERY METHODS

This section is not applicable to this report.

## ITEM 18 PROJET INFRASTRUCTURE

This section is not applicable to this report.

## ITEM 19 MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

## ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

### 20.1 Trench Restoration

During the summer 2012 exploration program, several trenches were partially restored when overburden was too deep to expose the rock. Twenty seven (27) trenches were backfilled with soil and material in place. These areas will be replanted during the 2013 summer field season. The restored trenches cover a surface area of 1080 square meters.

## ITEM 21 CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

## ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

## ITEM 23 ADJACENT PROPERTIES

The Wabamisk project is adjacent to the north, northeast and west to the Anatacau project. The Anatacau 207 map-designated claims, totalling 10 952.03 hectares (109.52 $km^2$), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the project by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. During the 2012 exploration program on Anatacau, three samples with visible gold returned significant analytical results whether **8.28 g/t Au** and **5.08 g/t Au**. In all, 13 samples of the 388 collected had gold values greater than 0.1 g/t including 6 with greater than 0.3 g/t Au.

The Opinaca property, under option to Virginia Mines from Ressources d'Arianne, occurs to the east of the Wabamisk project, straddling the Eastmain road towards the Hydro-Quebec installations at Eastmain-1. During the summer of 2012, three prospecting teams spent 2 days on the Opinaca property in few areas that remained relatively unexplored. Most samples collected by the teams returned Au values below detection limits. However, one sample collected from a minor quartz vein in basalt graded **3.4 g/t Au**. Another sample of rusty basalt returned **0.48 g/t Au, 939 ppm Cu and 9630 ppm Pb**.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings.

The Assini property, 100% held by Virginia Mines Inc., is adjacent to the northwest part of the Wabamisk property. During the 2012 prospecting, seven (7) samples returned anomalous values in gold or copper. The best sample at **8.44 g/t Au and 390 ppm Cu**, occurs just outside the Assini property and is actually oh the adjacent Wabamisk property along the shore of the Eastmain River. A few other anomalous Au or Cu samples were found along the band of wacke and paragneiss that lies adjacent to the volcanic belt that was the focus of exploration in previous campaigns. One of these samples occurs approximately 500 meters to the east of a 2011 sample which returned 2.5 g/t Au from a cm-scale quartz vein injected into a greywacke sequence. Another sample approximately 700 m NE of the James Bay highway returned 0.671 g/t Au from a sheared greywacke outcrop. Lastly, two samples from the eastern part of the property returned 1.12 and 1.27 g/t Au from weakly sulfidized greywacke adjacent to quartz veins. The latter two samples occur a few hundred meters to the SE of the 2011 channel sample discovery of 16.1 g/t Au. Channel samples taken near the 2011 channel samples of Assini, one of which returned 16.1 g/t Au, returned weak values with the highest being 2.68 g/t Au over 1.0 m. Sirios (south), Dianor (west) and Gene Leong (northwest) also have properties adjacent to the Wabamisk property where no significant mineralization have been reported recently.

## ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

## ITEM 25 INTERPRETATION AND CONCLUSIONS

The Wabamisk project was initiated in 2005 with the objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project located 65 kilometres to the northeast. Virginia has since undertaken on a yearly basis several surface exploration programs as well as a few limited diamond drilling campaigns. This work highlighted numerous gold anomalies in till samples and led to the discovery of several gold showings within a sequence of sedimentary rocks comparable to that hosting the Éléonore gold deposit. The most important mineralization was the Isabelle showing discovered in 2007, which consists of a series of quartz veins and intense silicified zones within a folded sequence of finely bedded wackes and more massive sandstones. Channel sampling and drilling carried out on the Isabelle showing yielded variable results given the free nature of gold in the veins and silicified zones. Best channel results included **316.18 g/t Au over 1 metre, 17.86 (14.98 cut) g/t Au over 3 metres and 11.03 g/t Au over 3 metres while the best drill intersections returned 46.5 (18.26 cut) g/t Au over 4 metres, 5.89 g/t Au over 2 metres and 2.75 g/t Au over 10 metres.** Most of the other gold showings discovered before 2011 on the property are small and/or low grade, but their high density and the presence of several till-gold anomalies represents a strong gold signal that remains largely unexplored.

Prospecting and mechanical stripping conducted in the summer of 2012 exposed a new, very interesting gold system to the northeast of Anatacau Lake in the east part of the Wabamisk property. This new system, characterized mainly by a field of quartz veins with visible gold, is in many aspects comparable to the Isabelle showing located more than 15 kilometres to the southwest in the same sequence of folded sedimentary rocks. When the field season terminated at the beginning of October 2012, visible gold in the quartz veins had been identified over a lateral distance of 850 metres within this new system, which remains open towards the east and west. Detailed mapping and channel sampling were done to define the extent and controls of the gold mineralization. The gold system consists of several generations of veins with variable degrees of deformation emplaced within folded wacke. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of intense alteration (quartz-feldspar-sericite-chlorite-biotite) several metres wide, giving the rock a cherty appearance. These alteration zones are particularly well-developed in the core of the system and are associated with the best gold values.

The majority of the showings identified during the 2012 summer are located in the Main Stripped Zone. One gold-bearing vein, the Mustang vein, shows the best continuity and lateral extension at surface. The vein was traced continuously from trench WB2012TR046 to WB2012TR006, and its lateral extension is confirmed over 420 metres. It remains entirely open under the overburden at both ends. As seen at surface, the Mustang vein and its alteration envelope (quartz-sericite-feldspar-chlorite-biotite) form a slightly sigmoidal structure up to several metres wide. The vein is oriented WSW-ENE with a steep dip (75°- 80°) to the north. Many visible gold grains, some of which are coarse-grained locally, were found in several locations all along the Mustang vein. Although sulphides are not abundant in the vein, the alteration envelope contains up to 10% disseminated arsenopyrite with a few gold grains locally. The Mustang vein was systematically channel-sampled along more-or-less regularly-spaced lines whose location was not influenced by the presence of numerous visible gold grains. The results obtained are thus variable because of the free and medium- to coarse-grained nature of gold in the Mustang vein. The best results are **23.28 uncut (11.14 cut) g/t Au over 4.6 meters in channel R6 of trench TR045.** Several other channels also yielded encouraging results including **18.15 g/t Au over 1.7 meters (R5-TR011), 8.47 g/t Au over 2.4 meters (R12-TR011), 4.46 g/t Au over 2.7 meters (R7-TR011), 3.71 g/t Au over 3 meters (R8-TR011), 10.15 g/t Au over 0.85 meters (R2-TR081), 3.6 g/t Au over 5 meters (R13-TR081), 7.65 g/t Au over 1.7 meters (R15-TR081)** and **3.29 g/t Au over 2 meters (R16-TR081).** It is interesting to note that many of these results are concentrated in the area where the Mustang vein changes direction. The other channels returned results generally varying between **1.05 g/t Au over 7.3 metres** and **1.42 g/t Au over 0.5 metres.**

The other trenches located in the Main Stripped zone also have centimetre- to metre-scale mineralized intervals associated with quartz veins and their altered envelopes. Bu comparison, these intervals are laterally less continuous than the Mustang vein. The majority of the mineralized zones are oriented in the direction of the main schistosity and they seem related to axial planes and/or structural corridors. In fact, both sides of a mineralized zone often exhibit a change in orientation of bedding suggesting that the bedding is folded and that the veins are of axial plane type. Outside the Mustang vein, the best results are **15.50 g/t Au over 0.30 metres (R1-TR001), 3.59 g/t Au over 3.00 meters (R1-TR001), 5.08 g/t Au over 4.20 metres (R3-TR001), 2.42 g/t Au over 4.00 meters (R4-TR001), 17.85 g/t Au over 1.10 metres (R7-TR001), 4.09 g/t Au over 2.20 meters (R2-TR002), 2.47 g/t Au over 6.80 metres (R4-TR004), 3.45 g/t Au over 6.95 meters (R5-TR004), 6.38 g/t Au over 1.00 meter (R3-TR007), 4.99 g/t Au over 3.00 meters, 17.50 g/t Au over 1.00 meters (R1-TR031), 5.47 g/t Au over 4 meters (R3-TR031), 6.54 g/t Au over 1.00 meter (R4-TR064)** and **21.30 g/t Au over 1.10 meters (R1-TR080).**

Finally, less continuous and less significant gold values were obtained in channel samples in the trenches and outcrops of other sectors outside the Main Stripped Zone (South Pond sector, sectors east and west to the Main Stripped zone and the sector under the power lines). These values generally occur in quartz veins and sometimes from their mineralized footwall. The better values come from a vein under the power lines which graded **6.73 g/t Au over 2.00 meters (R1-AMB016).** Also, one outcrop located east to the Main Stripped zone returned **5.36 g/t Au over 1.00 meter (R2-LM031).**

## ITEM 26 RECOMMENDATIONS

Considering the positive exploration results that were received from the Wabamisk project, exploration will continue in 2013. A drill program of a few thousand metres will be proposed to define the vertical extent of gold mineralization in the Main Stripped Zone. An IP survey should also be undertaken to the west and northwest of the Wabamisk grid. This area will be mapped and prospected during the summer of 2013 to test for the continuity of mineralization to the west and northwest. On the Wabamisk grid, geological mapping of the remaining unmapped trenches and channel sampling of WB2012TR018, -039 and -062 should be completed also. Also, not all the lines on the new Wabamisk grid were prospected and will have to be mapped. Lastly, detailed mapping at the 1:2500 scale should be completed on an area centered on the Main Stripped Zone so as to define the geological framework of the gold mineralization.

## ITEM 27 REFERENCES

**Boily, M. and Moukhsil, A., 2003.** Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

**Card, K.D. and Ciesielski, A., 1986.** DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

**Cayer, A. and Oswald, R., 2009.** Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc.

**Cayer, A. and Ouellette, J.F.; 2007.** Technical Report and Recommendations. June-October 2006 Exploration Program. Wabamisk Property, Quebec, 2 volumes.

**Caron, K., 2006.** Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

**Caron, K., 2007.** Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

**Eade, K.E., 1966.** Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

**Fulton, R.J., 1995,** Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000. Formations en surface du Canada;

**Gauthier, M. and Laroque, M., 1998.** Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Québec, 86 pages, MB 98-10.

**Groves and al., 2003.** Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. *Economic Geology*; January 2003; v. 98; no. 1; p. 1-29

**Low, A.P., 1897.** Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

**McClenaghan, M.B. and Kjarsgaard, B.A., 2007,** Indicator Mineral and surficial geochemical exploration methods for Kimberlite in Glaciated Terrain, Examples from Canada; in Goodfellow, W.D., (ed) Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 983-1006.

**Mc Crea, J.G., 1936.** Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

**Moukhsil, A. and Doucet, P. 1999.** Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

**Moukhsil, A., 2000.** Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

**Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002.** Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

**Poitras, S. 2010.** Technical Report and Recommendations 2009 Geological Exploration Program. Wabamisk Property, Québec.

**Poitras, S. 2011.** Technical Report and Recommendations 2010 Geological Exploration Program. Wabamisk Property, Québec.

**Prest, V.K., Grant, D.R. and Rampton, V.N., 1967,** Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

**Robert, F. and Poulsen, K.H., 2001.** Vein Formation and Deformation in Greenstone Gold Deposits. Society of Economic Geologists Reviews v.14 p.111-155.

**Savard, M. 2011.** Technical Report and Recommendations 2011 Geological Exploration Program. Wabamisk Preoperty, Québec.

**Shaw, G., 1942.** Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

**Sibson, R.H., Robert, F., and Poulsen, K.H., 1988,** High-angle reverse faults, fluid-pressure cycling, and mesothermal gold-quartz deposits: Geology, v.16, p. 551–555.

**Tshimbalanga, S., 2008a.** Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

**Tshimbalanga, S., 2008b.** Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

**Vachon, D. et Ouellette, J.-F., 2012**, Technical Report and Recommendations ,2011 Drilling Program, Wabamisk Project, Québec, 31 pages.

**Vallières, M.; 1988.** Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

## CERTIFICATE OF QUALIFICATIONS

I, *Francis Chartrand*, residing at 3976 rue Mathieu d'Amours, Québec, QC, G1Y 2J8, hereby certify that:

I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 300 St-Paul, bureau 200, Québec, Qc, G1K 7R1.

I received a Ph.D. in Economic Geology from the École Polytechnique de Montréal in 1988, a M.Sc. in Geology from École Polytechnique de Montréal in 1983 (Montréal), and a B.Sc. in Geology in 1979 from Concordia University of Montreal.

I have been working as a geologist since 1979.

I am an active professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 571.

I am a qualified person with respect to the Wabamisk Project in accordance with section 5.1 of the National Instrument 43-101.

I have been involved in the Wabamisk Project since April 2012 and I worked on the property during the summer and fall of 2012.

In collaboration with other authors, I read all sections and helped in the preparation of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or change, which would have caused the present report to be misleading.

I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc. I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 11th day of January 2013.

**"Francis Chartrand"**



Francis Chartrand, geo, Ph. D.

I, *Anne-Marie Beauchamp*, residing at 324 Saint-Benoît, Québec (Québec), G1K 1A5, certify that:

I am presently employed as a geologist-in-training with Virginia Mines inc., 300 St-Paul, bureau 200, Québec, Qc, G1K 7R1.

I have received a B.Sc. in Geological engineering in 2011 from the Université Laval, Québec.

I have been working as geologist-in-traning in mineral exploration since 2011.

I am presently applying for the membership as a Professional in the Ordre des ingénieurs du Québec. Actually, I am registered member of the student section of the Ordre des ingénieurs du Québec, permit number E 5030948.

I am involved in the Wabamisk Project since 2011. I spent 85 days on the site during the 2011 summer campaign.

In collaboration with authors Francis Chartrand geo, Ph. D. and Mathieu Savard geo, B.Sc., I wrote Items 3 to 10 and Items 20 to 24 and edited maps relative to these items, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Québec, Qc, this 11th day of January 2013.

**"Anne-Marie Beauchamp"**



Anne-Marie Beauchamp, geo in training, B.Sc.

I, *Mathieu Savard*, hereby certify that:

I am presently employed as a Senior Project Geologist with Virginia Mines inc300 St-Paul, bureau 200, Québec, Qc, G1K 7R1.

I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.

I have been working in mineral exploration since 1997.

I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.

I am a qualified person with respect to the Wabamisk Project in accordance with section 5.1 of the national instrument 43-101.

I worked on the site of the Wabamisk Project since July 2011.

I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would have caused the present report to be misleading.

I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.

I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of January 2013.

**"Mathieu Savard"**



Mathieu Savard, B.Sc., P. Geo.


300 000 mE
450 000 mE
600 000 mE
750 000 mE
6 000 000 mN
5 850 000 mN
5 700 000 mN
N
W
E
S
Radisson
LG-3
LG-4
Mirage
Trans-Taiga road
Wabamisk property
KM381
James Bay Highway
Radisson
Chibougamau
Chicoutimi
Québec
Montréal
Mines Virginia
Wabamisk Project
Property location
Figure 1
Date: 2012-12-07
Author:
Office:
Drawing:
Scale: 1:2000000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
20
40
80
kilometres

Virginia's CDC


360 000 mE
380 000 mE
400 000 mE
420 000 mE
5 800 000 mN
5 780 000 mN
5 760 000 mN
N
W
E
S
James Bay Highway
KM381
Wabamisk Camp
Gravel road to EM-1
Mines Virginia
Wabamisk Project
Claims location
Figure 2
Author:
Drawing:
0
2.5
5
10
Kilometres


360 000 mE
380 000 mE
400 000 mE
420 000 mE
5 800 000 mN
5 780 000 mN
5 760 000 mN
James Bay Highway
KM381
Wabamisk Camp
Gravel road to EM-1
I1C
I1B-I1G
I1 PP-I1D
I1M
I4
I2J
BIF-I3A
S2-S3
S2-S3
S4
M4
S3-M4
V1B
V1-V2
V3B-M16
BIF-I3A-I4
Mines Virginia
Wabamisk Project
Regional geology
and grid position
Figure 3
0
2.5
5
10
kilometres

For lithological codes see Appendix 2. Modified geology from SIGEOM.


387 000 mE
390 000 mE
393 000 mE
396 000 mE
5 784 000 mN
5 781 000 mN
5 778 000 mN
N
S
W
E
TL 12+00 N
TL 12+00 S
BL 0+00
Main Stripped Zone
(Central Sector)
West Sector
East Sector
South Pond Sector
Anatacau Property
Opinaca Property
Wabamisk Property
Trench
Restored trench
Property limits
Mines Virginia
Wabamisk Project
Location of 2012 trenches
and Wabamisk grid
Figure 4


392 000 mE
392 200 mE
392 400 mE
392 600 mE
392 800 mE
393 000 mE
5 781 200 mN
5 781 000 mN
5 780 800 mN
5 780 600 mN
N
W
E
S
Legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet) (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (GA)
Diabase (DB)
Mylonite (TZ)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Restored trench
Mustang vein trace
23.28 / 4.6 Significant results (g/t Au / m)
Veine Mustang/
Mustang Vein
Mines Virginia
Wabamisk Project
Location of the 2012 trenches
in the Main Stripped Zone
(Central Sector)
Figure 5



392 000 mE
392 500 mE
393 000 mE
5 780 500 mN
5 780 000 mN
5 779 500 mN
N
W
E
S
TR035
TR017
TR019
TR018
TR061
TR040
TR059
TR039
TR062
TR038
TR058
TR036
TR037
TR063
TR060
5.95 / 1.00
Trench
Restored trench
5.95 / 1.00 Significant result (g/t Au / m)
Mines Virginia
Wabamisk Project
Location of the 2012 trenches
in the West Sector
Figure 6
Author:
Office:
Drawing:
0
50
100
200
metres


389 000 mE
390 000 mE
391 000 mE
5 780 000 mN
5 779 000 mN
N
W
E
S
TR066
TR069
TR067
TR068
0.72 / 1.00
TR078
TR075
TR076
TR074
TR073
TR077
Wabamisk Property
Anatacau Property
TR072
TR070
TR071
Trench
Restored trench
Property limits
0.72 / 1.00 Significant result (g/t Au / m)
Mines Virginia
Wabamisk Project
Location of the 2012 trenches
in the South Pond Sector
Figure 7
0
125
250
500
metres


N
W
E
S
Mines Virginia
Wabamisk project
Grab sample location



N
W
E
S


N
W
E
S

396 000 mE
400 000 mE
404 000 mE
408 000 mE

5 792 000
5 788 000 mN
5 784 000 mN
5 780 000 mN
5 776 000 mN

Mines Virginia

Date: 2012-12-18
Author:
Office:
Drawing:
Scale: 1:77000

Wabamisk project
Grab sample location
Figure 8.3

Projection: UTM Zone 18 (NAD 27 for Canada)

0 0.75 1.5 3
kilometres


365 000 mE
370 000 mE
375 000 mE
380 000 mE
385 000
5 765 000 mN
5 760 000 mN
5 755 000 mN
N
W
E
S
282785
281517
281516
282784
281578
281515
281647
281643
283600
281644
281642
281646
281648
Mines Virginia
Author:
Drawing:
Wabamisk project
Grab sample location
Figure 8.4
0
0.75
1.5
3
kilometres



N
W
E
S
Figure 8.1
Figure 8.2
Figure 8.3
Figure 8.4
Mines Virginia
Wabamisk project
General map of grab sample location
Figure 8
0
2.5
5



92 415 mE
392 420 mE
392 425 mE
392 430 mE
392 435 mE
5 781 085 mN
5 781 080 mN
5 781 075 mN
5 781 070 mN
5 781 065 mN
5 781 060 mN
5 781 055 mN
5 781 050 mN
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR002-R1
WB2012TR002-R2
WB2012TR002-R3
0,04 282401
0,031 282402
282403
0,035 282404
0,024 282405
0,027
0,27 282406
3,51 282408
0,064 282409
282410
0,268
282412
0,152
1,44 282413
282414
1,53
282415
0,61
282417
3,88
0,069 282418
0,037 282419
0,01 282289
0,158 282290
0,169 282292
6,3 282293
1,44 282294
0,085 282295
0,339 282297
0,306 282298
0,769 282299
0,408 282317
0,027 282319
0,04 282321
0,015 282322
0,01 282323
0,015 282324
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Wabamisk Project
WB2012TR002
Figure 10
0 1 2 4
metres



392 460 mE
392 470 mE
392 480 mE
392 490 mE
5 781 080 mN
5 781 070 mN
5 781 060 mN
WB2012TR003-R4
WB2012TR003-R3
WB2012TR003-R2
WB2012TR003-R1
WB2012TR003-G1
Lithologic legend
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB2012TR003
Figure 11



392 320 mE
392 330 mE
392 340 mE
392 350 mE
5 780 980 mN
5 780 970 mN
5 780 960 mN
5 780 950 mN
5 780 940 mN
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR004-R1
WB2012TR004-R2
WB2012TR004-R3
WB2012TR004-R4
WB2012TR004-R5
WB2012TR004-R6
WB2012TR004-R7
WB2012TR004-R8
WB2012TR004-R9
WB2012TR004-G1
WB2012TR004-G2
WB2012TR004-G3
WB2012TR004-G4
WB2012TR004-G5
WB2012TR004-G6
WB2012TR004-G7
WB2012TR004-G8
WB2012TR004-G9
Mines Virginia
Wabamisk Project
WB2012TR004
Figure 12



392 220 mE
392 230 mE
392 240 mE
392 250 mE
392 260 mE
Structural Legend
WB2012TR005-R3
WB2012TR005-R4
WB2012TR005-G3
WB2012TR005-R2
WB2012TR005-R1
0,425 282642
282538
282543
282551
282641
282628
282629
282609
282610
Mines Virginia
Date: 2012-11-18
Author:
Office:
Drawing:
Scale: 1:100
Wabamisk Project
WB2012TR005
Figure 13
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
metres



392 050 mE
392 060 mE
392 070 mE
5 780 750 mN
5 780 740 mN
5 780 730 mN
5 780 720 mN
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR006-R1
281881
0,17
281882
0,06
281883
0,06
281884
281885
0,06
281886
281888
0,07
281889
281890
281892
281893
281894
281895
281897
281898
281899
WB2012TR006-G4
0,11
281870
1,06
283004
0,09
281872
0,2
281873
0,07
281874
0,15
281875
0,29
283008
WB2012TR006-G1
0,21
281877
WB2012TR006-G2
1,24
281878
0,14
283005
WB2012TR006-G3
1,19
283006
0,12
281879
283001
283002
Mines Virginia
Wabamisk Project
WB2012TR006
Figure 14
0
1
2
4
metres

392 600 mE | 392 610 mE | 392 620 mE | 392 630 mE

5 781 150 mN | 5 781 140 mN | 5 781 130 mN | 5 781 120 mN | 5 781 110 mN



WB2012TR007-R1
0.02 282998
0.01 282999
282585
WB2012TR007-G2
0.020 281701
281702
WB2012TR007-G1
0.028
282586
0.008
0.04 281703
WB2012TR007-R2
1.71 281924
0.288 281925
0.065 281926
0.08 281928
0.048 281929
0.032 281930
0.034 281932
0.025 281933
281934
0.048
WB2012TR007-R3
281704
281705
0.542 281706
0.051 281708


## Lithologic legend

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number

## Structural Legend

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

Mines Virginia

Wabamisk Project
WB2012TR007
Figure 15

0 1 2 4


392 570 mE
392 580 mE
392 590 mE
392 600 mE
5 781 220 mN
5 781 210 mN
5 781 200 mN
5 781 190 mN
5 781 180 mN
5 781 170 mN
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR008-G1
281918
WB2012TR008-G2
281919
WB2012TR008-G3
WB2012TR008-G4
281922
WB2012TR008-G5
281923
Mines Virginia
Wabamisk Project
WB2012TR008
Figure 18
metres

392 750 mE

392 760 mE

392 770 mE

392 780 mE

392 790 mE

WB2012TR009-R1

WB2012TR009-R2

WB2012TR009-R4

WB2012TR009-G5

WB2012TR009-G2

WB2012TR009-G1

WB2012TR009-R5

WB2012TR009-R3

WB2012TR009-G3

WB2012TR009-G4

**Structural Legend**

- Principal schistosity (Sp)
- S3
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Lamination
- Foliation
- Thrust fault
- Dyke

**Lithologic legend**

| | |
|---|---|
| Mines Virginia | |
| Date: 2012-11-15 | Wabamisk Project<br>WB2012TR009<br>Figure 17 |
| Author: | |
| Office: | |
| Drawing: | |
| Scale: 1:100 | Projection: UTM Zone 18 (NAD 27 for Canada) |

0 2,5 5

metres

Lithologic legend

Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment

Sample number

Structural Legend

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

Mines Virginia

Wahamisk Project
WB2012TR011
Figure 18

394 440 mE

5 780 820 mN

5 780 810 mN

5 780 800 mN

WB2012TR013-R1

286283

286284

0,005 286285

286286

286288

286289

286290

286292



Channel
Gold by metallic sieve (g/t Au)
1.21
282479
0.08
282480
Sample number
Gold by fire assay fusion (g/t Au)


Mines Virginia

Date: 2012-11-26

Author:

Office:

Drawing:

Scale: 1:100

Wabamisk Project
WB2012TR013
Figure 19

Projection: UTM Zone 18 (NAD 27 for Canada)

0 1 2 4
metres



Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR015-G1
WB2012TR015-R1
WB2012TR015-G3
WB2012TR082-R1
WB2012TR082-R2
WB2012TR082-R3
WB2012TR082-R4
Mines Virginia
Wabamisk Project
WB2012TR015
WB2012TR082
Figure 20
0
2.5
5
metres


392 680 mE
392 690 mE
392 700 mE
5 781 250 mN
5 781 240 mN
5 781 230 mN
5 781 220 mN
5 781 210 mN
5 781 200 mN
WB2012TR016-R1
WB2012TR016-R2
WB2012TR016-R3
WB2012TR016-R4
WB2012TR016-R5
WB2012TR016-R6
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB2012TR016
Figure 21


040 mE
392 050 mE
392 060 mE
5 780 140 mN
5 780 130 mN
5 780 120 mN
5 780 110 mN
WB2012TR017-R1
286374
0,014
286375
0,008
286377
0,005
286378
0,007
286379
286343
WB2012TR017-R2
286328
286329
286330
286332
286333
286334
286335
286337
286338
0,005
286339
0,007
286341
0,009
286342
Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number
0.08
Mines Virginia
Wabamisk Project
WB2012TR017
Figure 22
0
1
2
4
metres

392 790 mE
392 800 mE
392 810 mE
5 781 070 mN
5 781 060 mN
5 781 050 mN
5 781 040 mN

**Structural Legend**

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

**Lithologic legend**

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)



WB2012TR020-R1
0,07
281986
0,028
281988
281989
281990
281992
281993
75
281994
281995
281997
281998
0,12
281999
WB2012TR020-G1
281985
62
WB2012TR020-R3
281761
0,013
0,844
281762
0,11
281763
281764
281765
281766
60
281768
0,17
281769
281770
281772
281773
281774
0,31
281775
281777
74
68
WB2012TR020-G4
281757
WB2012TR020-R2
281801
80
281802
281758
281803
281804
281805
281806
74
281808
0,07
0,08
281809
0,031
281810
0,05
281812
0,016
281813
0,009
281814
65
75
WB2012TR020-G2
281759
WB2012TR020-G3


Mines Virginia

Wabamisk Project
WB2012TR020
Figure 23

0 1 2 4
metres



392 830 mE
392 840 mE
5 781 080 mN
5 781 070 mN
5 781 060 mN
5 781 050 mN
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR021-R1
281815
0,009
281817
0,011
281818
0,015
281819
0,011
281821
0,09
281822
281823
281824
281825
281826
281828
281829
0,33
281830
WB2012TR021-R2
0,116
281779
WB2012TR021-G3
281778
281781
281782
281783
281784
281785
281786
0,07
281788
281789
281790
0,06
281792
0,05
281793
281794
WB2012TR021-G1
281797
WB2012TR021-G2
281795
Mines Virginia
Wabamisk Project
WB2012TR021
Figure 24
0
1
2
4
metres

392 270 mE | 392 280 mE | 392 290 mE | 392 300 mE

5 780 870 mN | 5 780 860 mN | 5 780 850 mN | 5 780 840 mN | 5 780 830 mN | 5 780 820 mN

WB2012TR024-R1 | WB2012TR024-R2 | WB2012TR024-G1 | WB2012TR024-R5 | WB2012TR024-R6 | WB2012TR024-R7 | WB2012TR024-R3 | WB2012TR024-R8 | WB2012TR024-R4

WB2012TR083-R1 | WB2012TR083-R2

## Structural Legend

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

## Lithologic legend

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment



Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)


Minea Virginia

Wabamisk Project
WB2012TR024
WB2012TR083
Figure 25

392 205 mE | 392 210 mE | 392 215 mE | 392 220 mE

5 780 790 mN
5 780 785 mN
5 780 780 mN
5 780 775 mN
5 780 770 mN



WB2012TR025-R1
285682
81
81
88
285683
285684
0,06
72
82
285685
0,07
285686
285687
285688


**Lithologic legend**

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel

Gold by metallic sieve (g/t Au)

Gold by fire assay fusion (g/t Au)

Sample number



WB2012TR025-R2
WB2012TR025-R3
90
285690
285697
88
88
285692
285698
285699
88
285693
90
285694
285695




88
WB2012TR025-R4
90
59
285901
285902
285835
WB2012TR025-R5
285837
285838
89
285839
88


## Structural Legend

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

| Mines Virginia | |
|---|---|
| Date: 2012-11-23<br>Author:<br>Office:<br>Drawing: | Wabamisk Project<br>WB2012TR025<br>Figure 26 |
| Scale: 1:100 | Projection: UTM Zone 18 (NAD 27 for Canada) |

0 1 2 4

metres

392 185 mE | 392 190 mE | 392 195 mE | 392 200 mE

5 780 840 mN
5 780 835 mN
5 780 830 mN
5 780 825 mN
5 780 820 mN
780 815 mN



WB2012TR026-R1
285819
285821
285822
285823
285824
285825
285826
285828
285829
285830
285832
285833
285834
0,07
77
83
84
90
82
78
75
80
88
76
51
81
66


## Structural Legend

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

## Lithologic legend

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel

Gold by metallic sieve (g/t Au)

Gold by fire assay fusion (g/t Au)

Sample number

Mines Virginia

| | |
|---|---|
| Date: 2012-11-23 | Wabamisk Project<br>WB2012TR026<br>Figure 27 |
| Author: | |
| Office: | |
| Drawing: | |
| Scale: 1:100 | Projection: UTM Zone 18 (NAD 27 for Canada) |

0 1 2 4

metres

392 150 mE
392 155 mE
392 160 mE
392 165 mE

5 780 930 mN
5 780 925 mN
5 780 920 mN
5 780 915 mN
5 780 910 mN
5 780 905 mN

WB2012TR027-R1
282655
282657

WB2012TR027-R2
282658

WB2012TR027-R3
282659

**Lithologic legend**

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel



Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number

**Structural Legend**

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

Mines Virginia

Date: 2012-11-23
Author:
Office:
Drawing:
Scale: 1:100

Wabamisk Project
WB2012TR027
Figure 28

Projection: UTM Zone 18 (NAD 27 for Canada)


0
1
2
4
metres


392 390 mE
392 400 mE
392 410 mE
392 420 mE
392 430 mE
WB2012TR028-R1
WB2012TR028-R2
WB2012TR028-R3
WB2012TR028-R4
WB2012TR028-R5
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HX)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet) (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Date: 2012-11-26
Author:
Office:
Drawing:
Scale: 1:100
Wabamisk Project
WB2012TR028
Figure 29
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
metres



392 500 mE
392 505 mE
392 510 mE
392 515 mE
392 520 mE
5 781 090 mN
5 781 085 mN
5 781 080 mN
5 781 075 mN
5 781 070 mN
5 781 065 mN
5 781 060 mN
5 781 055 mN
WB2012TR030-R2
WB2012TR030-R3
WB2012TR030-R1
WB2012TR030-R4
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S8)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB2012TR030
Figure 30
0
1
2
4
metres



392 570 mE
392 580 mE
392 590 mE
392 600 mE
5 781 130 mN
5 781 120 mN
5 781 110 mN
5 781 100 mN
5 781 090 mN
WB2012TR031-R1
WB2012TR031-G2
WB2012TR031-G1
WB2012TR031-R2
WB2012TR031-G3
WB2012TR031-R3
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Wabamisk Project
WB2012TR031
Figure 31


392 100 mE
392 110 mE
392 120 mE
392 130 mE
5 780 180 mN
5 780 170 mN
5 780 160 mN
5 780 150 mN
5 780 140 mN
WB2012TR035-R1
0,03
286310
0,02
286312
0,013
286313
0,026
286314
0,019
286315
0,012
286317
0,005
286318
WB2012TR035-R4
286370
286372
0,018
286373
WB2012TR035-R2
286359
0,019
286361
0,014
286362
0,008
286363
286364
0,009
286365
0,017
286366
0,017
286368
0,018
286369
WB2012TR035-R3
0,005
286319
286321
286322
286323
0,005
286324
286325
286326
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Wabamisk Project
WB2012TR035
Figure 32
0
1
2
4
metres

392 230 mE
392 240 mE
392 250 mE
392 260 mE



WB2012TR038-G1
285846
283009
283010
283012
283013
WB2012TR038-R1
283014
283015
283017
283018
WB2012TR038-G2
285848


5 779 790 mN
5 779 780 mN
5 779 770 mN
5 779 760 mN
5 779 750 mN

WB2012TR036-R5
283070
283072
283073
283074
283075
283077
5,86
283078
283063
0,07
283084
283065
283066
283068
283069

WB2012TR036-R4
283057
283058
283059
283061
283062
283079
0,05
283081
283082

WB2012TR036-R6
283083
283084
283085
283086
283088
283089
283090
283092
283093
283094
283095
0,3
283097

WB2012TR036-R1
283019
283021

WB2012TR036-R3
283045
283046
283048
283049
0,25
283050
283052
283053
283054

WB2012TR036-R2
283022
283023
283024
283025
283026
283028
283029
283030
283032
0,21
283033
283034
283035
283037
283038
283039
283041
283042
283043
283044

WB2012TR036-G1
285841
0,066
0,06
0,31
283055

Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number

Mines Virginia

Wabamisk Project
WB2012-TR036
WB2012-TR038
Figure 33

0 1 2 4
metres


392 480 mE
392 490 mE
392 500 mE
392 510 mE
5 779 750 mN
5 779 740 mN
5 779 730 mN
WB2012TR037-R1
0,11
WB2012TR037-G5
0,53
285852
283099
283098
283801
283802
283803
283804
283805
WB2012TR037-G1
0,007
285842
WB2012TR037-R2
283201
283202
283203
283204
283205
283206
283208
283209
283210
283212
283213
283214
283215
283217
283218
283219
283221
283222
WB2012TR037-G6
285853
WB2012TR037-G2
0,03
285843
WB2012TR037-R4
283225
283226
283228
283229
283230
283232
283233
283234
283235
283237
283238
283239
WB2012TR037-G4
285845
WB2012TR037-G3
285844
WB2012TR037-R3
283223
283224
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Wabamisk Project
WB2012TR037
Figure 34
0
1
2
4


392 690 mE
392 700 mE
392 710 mE
392 720 mE
5 780 090 mN
5 780 080 mN
070 mN
WB2012TR040-R3
0,006 285943
0,005 285944
285945
285946
0,007 285948
0,016 285949
0,022 285950
0,043 285952
285953
0,048 285954
0,058 285955
0,018 285957
0,123 285958
0,015 285959
WB2012TR040-R2
0,02 285926
0,019 285928
0,011 285929
0,059 285930
0,024 285932
0,042 285933
0,048 285934
0,017 285935
0,015 285937
0,007 285938
285939
0,006 285941
0,005 285942
WB2012TR040-R1
0,068 286293
0,074 286294
0,122 286295
0,046 286297
0,084 286298
0,033 286299
0,027 285925
Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number
Mines Virginia
Wabamisk Project
WB2012TR040
Figure 35
0
1
2
4
metres



392 635 mE
392 640 mE
392 645 mE
392 650 mE
392 655 mE
392 660 mE
392 665 mE
5 781 105 mN
5 781 100 mN
5 781 095 mN
5 781 090 mN
5 781 085 mN
WB2012TR044-R1
WB2012TR044-R2
WB2012TR044-R3
WB2012TR044-G1
WB2012TR044-G2
WB2012TR044-G3
WB2012TR044-G4
WB2012TR044-G5
WB2012TR044-G6
Lithologic legend
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB2012TR044



392 360 mE
392 370 mE
392 380 mE
392 390 mE
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR045-R3
WB2012TR045-R6
WB2012TR046-G4
Mines Virginia
Wabamisk Project
WB2012TR045
Figure 37
Date: 2012-11-23
Author:
Office:
Drawing:
Scale: 1:100
Projection, UTM Zone 18 (NAD 27 for Canada)
0
2.5
5
metres



392 390 mE
392 400 mE
392 410 mE
5 780 960 mN
5 780 950 mN
5 780 940 mN
5 780 930 mN
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
WB2012TR046-R1
WB2012TR046-R2
WB2012TR046-R3
WB2012TR046-R4
WB2012TR046-R5
WB2012TR046-R6
WB2012TR046-R7
WB2012TR046-G1
WB2012TR046-G2
WB2012TR046-G3
WB2012TR046-G4
WB2012TR046-G5
Mines Virginia
Wabamisk Project
WB2012TR046
Figure 38
Date 2012-11-31
Author
Office
Drawing
Scale 1:100
0 1 2 4
metres

392 110 mE
392 120 mE
392 130 mE

5 780 760 mN
5 780 750 mN
5 780 740 mN
5 780 730 mN

WB2012TR081-R16



285601
2,06
285602
4,51
285603
0,18
285604


WB2012TR047-R1
286001
WB2012TR047-G1
286002
0,012
285923
286003
286004
286005
286006
286008
286009
286010
286012
WB2012TR047-R3
286013
286014
286015
WB2012TR047-R2
285855
0,06
285857
285858
285859
WB2012TR047-G2
0,013
285924
285861
0,06
285862
285863
0,06
285864
285865
285866
285868
285869
285870
285872
285873
0,23



Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke




Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (TZ)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)




Mines Virginia
Wabamisk Project
WB2012TR047
Figure 39
metres


392 140 mE
392 145 mE
392 150 mE
392 155 mE
5 780 960 mN
5 780 955 mN
5 780 950 mN
5 780 945 mN
5 780 940 mN
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
WB2012TR048-R1
WB2012TR048-R2
WB2012TR048-R3
285415
285417
285418
285419
285421
285422
285423
285424
285425
285426
285428
285429
285430
285432
285433
285434
285435
0,007
0,015
0,007
0,025
0,061
0,006
Mines Virginia
Date: 2012-11-23
Author:
Office:
Drawing:
Scale: 1:100
Wabamisk Project
WB2012TR048
Figure 40
Projection: UTM Zone 18 (NAD 27 for Canada)
metres

392 390 mE
392 400 mE
392 410 mE

5 781 090 mN
5 781 080 mN
5 781 070 mN
5 781 060 mN

**Lithologic legend**

- Altered and mineralized wacke (S3ALTS)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)

**Structural Legend**

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

WB2012TR050-R1
285438
0,13
285439
285441
285442
285443
285444
285445
285446

WB2012TR050-R2
285448
285449
285450
285452
285453

WB2012TR050-R3
285454
285455
285456
285458
285459
285461
0,56
5,65
285462
285463
0,1
285464

WB2012TR050-R4
285465
0,08
285466
0,14
285468
285469

Mines Virginia

Wabamisk Project
WB2012TR050
Figure 41

Date: 2012-11-23
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 18 (NAD 1983 Canada)

0 1 2 4
metres


392 270 mE
392 280 mE
392 290 mE
392 300 mE
5 780 940 mN
5 780 930 mN
5 780 920 mN
5 780 910 mN
5 780 900 mN
WB2012TR055-R2
WB2012TR055-R3
WB2012TR055-R1
WB2012TR055-G1
WB2012TR055-R4
WB2012TR055-G2

**Lithologic legend**

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number

**Structural Legend**

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

Mines Virginia

Wabamisk Project
WB2012TR055
Figure 42

0 1 2 4
meters

392 430 mE
392 440 mE
392 450 mE
392 460 mE

5 781 100 mN
5 781 090 mN
5 781 080 mN
5 781 070 mN
5 781 060 mN
5 781 050 mN

## Structural Legend

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

## Lithologic legend

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number

WB2012TR056-R1
WB2012TR056-G1
WB2012TR056-G2
WB2012TR056-G3
WB2012TR056-R2
WB2012TR002-R1
012TR002-R2
WB2012TR003-R4



282273
282274
282275
282277
282278
282279
282281
282282
282283
282284


Mines Virginia

Wabamisk Project
WB2012TR056
Figure 43

392 320 mE
392 330 mE
392 340 mE
392 350 mE

5 779 780 mN
5 779 770 mN
5 779 760 mN
5 779 750 mN
5 779 740 mN


WB2012TR058-R4
283806
283808
283809
283810
283812
283813
283814
283815
283817
283818
283819
283821
283822
283823
283824
WB2012TR058-G2
-0,048
285850
WB2012TR058-G1
285849
WB2012TR058-R2
283255
283257
283258
283259
283261
283262
283263
283264
283265
283266
283268
283269
283270
283272
283273
283274
283275
283277
WB2012TR058-R1
283241
283242
283243
283244
283245
283246
283248
283249
283250
283252
283253
283254
WB2012TR058-R3
283278
283279
283825
283826

Channel
Gold by metallic sieve (g/t Au)
1.21
282479
0.08
282480
Sample number
Gold by fire assay fusion (g/t Au)

Mines Virginia

Wabamisk Project
WB2012TR058
Figure 44

0 1 2 4
metres



392 720 mE
392 730 mE
5 780 070 mN
5 780 060 mN
5 780 050 mN
5 780 040 mN
WB2012TR059-R4
285985
285986
285988
0,006
285989
0,007
285990
WB2012TR059-R2
285992
0,042
285933
WB2012TR059-R1
0,006
285961
0,005
285962
285963
0,008
285964
285965
285966
285968
285969
285970
285972
285973
285974
285975
285977
285978
285979
285981
285982
285983
285984
WB2012TR059-R3
0,01
285994
Channel
Gold by metallic sieve (g/t Au)
1.21
282479
0.08
282480
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Date 2012-11-26
Author
Office
Drawing
Scale 1:100
Wabamisk Project
WB2012TR059
Figure 45
Projection: UTM Zone 18 (NAD 27 for Canada)
0
1
2
4
metres



392 130 mE
392 140 mE
392 150 mE
392 160 mE
392 170 mE
5 779 580 mN
WB2012TR060-R1
0,015 286048
286049
0,007 286050
0,005 286052
286053
286054
286055
286057
286058
286059
0,016 286061
0,044 286062
0,009 286063
0,005 286064
0,009 286065
0,036 286066
0,005 286068
WB2012TR060-R2
286069
0,006 286070
286072
286073
286074
0,728 286075
0,03 286077
286078
286079
0,005 286081
0,006 286082
286083
286084
0,008 286085
286086
WB2012TR060-R3
286101
286102
0,005 286103
286104
286105
286106
0,269 286108
0,011 286109
0,006 286110
286112
286113
286114
286115
286117
286118
0,005 286119
286121
286122
286123
WB2012TR060-R4
286124
0,015 286125
0,508 286126
0,014 286128
286129
286130
286132
286133
286134
286135
286137
286138
0,009 286139
Channel
Sample number

392 070 mE
392 080 mE
392 090 mE

5 779 680 mN
5 779 670 mN
5 779 660 mN
5 779 650 mN

**WB2012TR063-R2**

285995
285997
285998
285999
286301
286302
286303
286304
286305
0,014 286306
286308
286309

**WB2012TR063-R1**

286089
286090
286092
286093
286094

**WB2012TR063-R4**

286095

**WB2012TR063-R3**

286097
286098
286099
0,007 286351
0,006 286352
0,005 286353
286354
286355
286357
0,01 286358



Channel
Gold by metallic sieve (g/t Au)
1.21
Sample number
0.08
Gold by fire assay fusion (g/t Au)


**Mines Virginia**

| | |
|---|---|
| Date 2012-11-28 | **Wabamisk Project**<br>**WB2012TR063**<br>**Figure 47** |
| Author | |
| Office | |
| Drawing | |
| Scale 1:100 | Projection UTM Zone 18 (NAD 27 for Canada) |

0 1 2 4
metres


Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Lithologic legend
Altered and mineralized wacke
(S3ALT5)
Homogeneous wacke
(S3)
Massive medium-grained wacke with 10-50%
WISP alteration
(hornblende-feldspar-chlorite+/-garnet)
(S3 HB)
Massive arenitic wacke
(S2)
Heterogeneous wacke
(S3 HX)
Volcano-sedimentary rock altered to WISP
(hornblende-feldspar-chlorite+/-garnet
(WP)
Sandstone
(S1)
Siltstone
Gabbro
Diabase
Mylonite
Fault breccia
Highly fractured (FA)
WISP alteration
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Gold by fire assay fusion (g/t Au)
Sample number
Mines Virginia
Wabamisk Project
WB2012TR064
Figure 46
metres



392 430 mE
392 440 mE
392 450 mE
392 460 mE
5 781 500 mN
5 781 490 mN
5 781 480 mN
5 781 470 mN
5 781 460 mN
WB2012TR065-R3
285741
285742
285743
285744
285745
285746
WB2012TR065-R2
285735
285736
285738
285739
WB2012TR065-R1
285725
285726
285728
285729
285730
285732
285733
285734
WB2012TR065-R4
285748
285749
285750
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB2012TR065


390 720 mE
390 730 mE
390 740 mE
390 750 mE
5 780 210 mN
5 780 200 mN
5 780 190 mN
WB2012TR066-R4
0,005
286161
286162
286163
286164
286165
286166
WB2012TR066-R3
0,01
286158
286159
WB2012TR066-R2
0,017
286149
286150
286152
286153
0,009
286154
286155
0,014
286157
WB2012TR066-R1
0,008
286141
0,013
286142
286143
0,005
286144
286145
0,011
286146
0,005
286148
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Wabamisk Project
WB2012TR066
Figure 50
0
1
2
4
metres


390 720 mE
390 730 mE
390 740 mE
390 750 mE
390 760 mE
WB2012TR069-R1
286281
286282
WB2012TR067-R4
0,01 286178
0,011 286179
0,01 286181
0,011 286182
0,02 286183
0,008 286184
0,011 286185
286186
286188
286189
0,007 286190
286192
0,008 286193
0,01 286194
0,019 286195
0,019 286197
WB2012TR067-R2
0,031 286172
286173
WB2012TR067-R1
0,039 286168
0,049 286169
0,72 286170
WB2012TR067-R3
286174
286175
286177
Channel
Sample number
Minas Virginia
Figure 51
2.5



390 100 mE
390 110 mE
390 120
5 779 530 mN
5 779 520 mN
5 779 510 mN
5 779 500 mN
WB2012TR070-R2
0,014 286209
0,01 286210
0,005 286212
0,006 286213
0,012 286214
0,009 286215
286217
WB2012TR070-R1
0,011 286198
0,016 286199
0,032 286201
0,019 286202
0,008 286203
0,012 286204
0,007 286205
0,016 286206
0,021 286208
Channel
Gold by metallic sieve (g/t Au)
1.21 282479
0.08 282480
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Date 2012-11-28
Author
Office
Drawing
Scale 1:100
Wabamisk Project
WB2012TR070
Figure 52
Projection: UTM Zone 18 (NAD 27 for Canada)
0 1 2 4
metres

389 890 mE

389 900 mE

5 779 550 mN


WB2012TR072-R1
286249
0,005
286250
286252
286253
286254
286255
286257
WB2012TR072-G1
286218

5 779 540 mN

5 779 530 mN

Channel
Gold by metallic sieve (g/t Au)
1.21
282479
0.08
282480
Sample number
Gold by fire assay fusion (g/t Au)

Mines Virginia

Wabamisk Project
WB2012TR072
Figure 53

Date: 2012-11-26
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 16 (NAD 27 for Canada)

0 1 2 4
metres

389 540 mE
389 550 mE
5 779 890 mN
5 779 880 mN
5 779 870 mN

**WB2012TR073-R2**

| Gold (g/t Au) | Sample number |
|---|---|
| 0,016 | 286242 |
| | 286243 |
| | 286244 |
| 0,007 | 286245 |
| | 286246 |
| 0,01 | 286248 |

**WB2012TR073-R1**

| Gold (g/t Au) | Sample number |
|---|---|
| | 286233 |
| | 286234 |
| 0,014 | 286235 |
| 0,012 | 286237 |
| 0,014 | 286238 |
| 0,017 | 286239 |
| 0,018 | 286241 |

Channel

Gold by metallic sieve (g/t Au) → 1.21 | 282479 ← Sample number

Gold by fire assay fusion (g/t Au) → 0.08 | 282480 ←

Mines Virginia

Wabamisk Project
WB2012TR073
Figure 54

Date: 2012-11-26
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 18 (NAD 27 for Canada)


0
1
2
4
metres


389 310 mE
389 320 mE
5 779 940 mN
5 779 930 mN
WB2012TR074-G1
286279
Channel
Gold by metallic sieve (g/t Au)
1.21
282479
0.08
282480
Sample number
Gold by fire assay fusion (g/t Au)
Mines Virginia
Date: 2012-11-26
Author:
Office:
Drawing:
Scale: 1:100
Wabamisk Project
WB2012TR074
Figure 55
Projection: UTM Zone 18 (NAD 27 for Canada)
0
1
2
4
metres

389 190 mE

389 200 mE

5 779 900 mN



WB2012TR076-R2
WB2012TR076-R1
0,008
286229
0,005
286219
286230
286221
286232
0,008
286222
0,012
286223
286224
0,007
286225
286226
286228


5 779 890 mN

5 779 880 mN

Channel

Gold by metallic sieve (g/t Au)

Sample number

Gold by fire assay fusion (g/t Au)

Mines Virginia

Wabamisk Project
WB2012TR076
Figure 56

Date: 2012-11-26
Author:
Office:
Drawing:
Scale: 1:100

Projection: UTM Zone 18 (NAD 27 for Canada)

0 1 2 4
metres

388 500 mE

388 510 mE

5 779 820 mN



WB2012TR077-R1
286258
286259
286261
WB2012TR077-G1
286263
286262


5 779 810 mN

5 779 800 mN

Channel

Gold by metallic sieve (g/t Au)

1.21 | 282479

0.06 | 282480

Sample number

Gold by fire assay fusion (g/t Au)

Mines Virginia

Wabamisk Project
WB2012TR077
Figure 57

Date: 2012-11-26

Author:

Office:

Drawing:

Scale: 1:100

Projection: UTM Zone 18 (NAD 27 for Canada)

0 1 2 4

metres

388 440 mE

388 450 mE

5 779 960 mN

5 779 950 mN



WB2012TR078-R1
286264
286265
286266
286268
286269
286270
286272
286273
286275
286274
286277
0,008
0,008
0,007
0,012
0,006
0,007
0,005
WB2012TR078-G1
0,005
286278


Channel

Gold by metallic sieve (g/t Au)

1.21 282479

0.08 282480

Sample number

Gold by fire assay fusion (g/t Au)

Mines Virginia

Date: 2012-11-26

Author:

Office:

Drawing:

Scale: 1:100

Wabamisk Project
WB2012TR078
Figure 58

Projection: UTM Zone 18 (NAD 27 for Canada)



0
1
2
4
metres

392 075 mE | 392 080 mE | 392 085 mE | 392 090 mE

5 780 740 mN | 5 780 735 mN | 5 780 730 mN | 5 780 725 mN | 5 780 720 mN



WB2012TR079-R1
0,49
285903
90
0,09
285904
WB2012TR079-G1
0,418
285921
285905
285906
0,07
285908
70
11
81
285909
47
85
285910
WB2012TR079-G2
0,05
78
47
71
285922
0,018
90
WB2012TR079-R2
285912
285913
0,06
65
285914
WB2012TR079-R3
285917
285915
285918
49
285919


**Lithologic legend**

- Altered and mineralized wacke (S3ALT$)
- Homogeneous wacke (S3)
- Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
- Massive arenitic wacke (S2)
- Heterogeneous wacke (S3 HK)
- Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet) (WP)
- Sandstone (S1)
- Siltstone (S6)
- Gabbro (I3A)
- Diabase (I3B)
- Mylonite (T2)
- Fault breccia (T1A)
- Highly fractured (FA)
- WISP alteration (hornblende-feldspar-chlorite+/-garnet)
- Coarse-grained and massive (MA)
- Fault and fracture
- Principal schistosity (SP)
- Second schistosity
- Bedding
- Quartz veins and veinlets
- Escarpment

Channel

Gold by metallic sieve (g/t Au)

Gold by fire assay fusion (g/t Au)

Sample number

**Structural Legend**

- Principal schistosity (Sp)
- S2
- Mineral lineation
- Fold axis
- Axial plane
- Fracture
- Shear zone
- Vein
- Bedding or contact
- Minor fold m vergence
- Minor fold z vergence
- Minor fold s vergence
- Lamination
- Foliation
- Thrust fault
- Dyke

| Mines Virginia | |
|---|---|
| Date: 2012-11-23 | Wabamisk Project<br>WB2012TR079<br>Figure 59 |
| Author: | |
| Office: | |
| Drawing: | |
| Scale: 1:100 | Projection: UTM Zone 18 (NAD 27 for Canada) |

0 1 2 4

metres


392 360 mE
392 370 mE
5 781 050 mN
5 781 040 mN
5 781 030 mN
5 781 020 mN
WB2012TR080-R1
WB2012TR080-G1
285874
285875
285877
285878
285879
285881
285882
285883
285884
285885
285886
286017
286018
285888
286019
286021
286022
286023
286024
286025
286026
286028
286029
286030
286032
286033
286034
286035
0,11
0,09
0,12
0,89
0,12
0,43
21,3
13,45
0,17
0,06
Lithologic legend
Altered and mineralized wacke (S3ALT$)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Minor fold z vergence
Minor fold s vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB2012TR080
Figure 60
0 1 2 4
metres


392 220 mE
392 230 mE
392 240 mE
392 250 mE
392 260 mE
Lithologic legend
Structural Legend
WB2012TR081-R1
WB2012TR081-R2
WB2012TR081-R3
WB2012TR081-R4
WB2012TR081-R5
Mines Virginia
Date: 2012-11-23
Author:
Office:
Drawing:
Wabamisk Project
WB2012-TR081
Channel 1 to Channel 5
Figure 61
Scale: 1:100
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
metres


392 170 mE
392 180 mE
392 190 mE
392 200 mE
392 210 mE
Lithologic legend
Altered and mineralized wacke (S3ALTS)
Homogeneous wacke (S3)
Massive medium-grained wacke with 10-50% WISP alteration (hornblende-feldspar-chlorite+/-garnet) (S3 HB)
Massive arenitic wacke (S2)
Heterogeneous wacke (S3 HK)
Volcano-sedimentary rock altered to WISP (hornblende-feldspar-chlorite+/-garnet) (WP)
Sandstone (S1)
Siltstone (S6)
Gabbro (I3A)
Diabase (I3B)
Mylonite (T2)
Fault breccia (T1A)
Highly fractured (FA)
WISP alteration (hornblende-feldspar-chlorite+/-garnet)
Coarse-grained and massive (MA)
Fault and fracture
Principal schistosity (SP)
Second schistosity
Bedding
Quartz veins and veinlets
Escarpment
Channel
Gold by metallic sieve (g/t Au)
Sample number
Gold by fire assay fusion (g/t Au)
Structural Legend
WB2012TR081-R6
WB2012TR081-R7
WB2012TR081-R8
WB2012TR081-R9
WB2012TR081-R10
WB2012TR025-R1
WB2012TR025-R2
WB2012TR025-R3
WB2012TR025-R5
Mines Virginia
Date: 2012-11-23
Author:
Office:
Drawing:
Scale: 1:100
Wabamisk Project
WB2012-TR081
Channel 6 to Channel 10
Figure 62
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2.5
5
metres



392 130 mE
392 140 mE
392 150 mE
392 160 mE
392 170 mE
Lithologic legend
Structural Legend
Axial plane
Fracture
Shear zone
Vein
Lamination
Foliation
Dyke
WB2012TR081-R10
WB2012TR081-R11
WB2012TR081-R12
WB2012TR081-R13
WB2012TR081-R14
WB2012TR081-R15
WB2012TR081-R16
WB2012TR081-G1
Mines Virginia
Date: 2012-11-23
Author:
Office:
Drawing:
Scale: 1:100
Wabamisk Project
WB2012-TR081
Channel 11 to Channel 16
Figure 63
0
2.5
5
metres


Lithologic legend
Structural Legend
Principal schistosity (Sp)
S2
Mineral lineation
Fold axis
Axial plane
Fracture
Shear zone
Vein
Bedding or contact
Minor fold m vergence
Lamination
Foliation
Thrust fault
Dyke
Mines Virginia
Wabamisk Project
WB20121R001
WB20121R041
WB20121R057
Figure 9

**Appendix 1: Claims List**

**INFORMATION AVAILABLE UPON REQUEST**
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